As filed with the Securities and Exchange Commission on March 4, 1998
                                                      Registration No. 333-
-------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM S-6

                    For Registration Under the Securities Act
                    of 1933 of Securities of Unit Investment
                        Trusts Registered on Form N-8B-2
                              ---------------------

A.       EXACT NAME OF TRUST:

         Equity Securities Trust, Signature Series, AEW REIT Trust

B.       NAME OF DEPOSITOR:

         Reich & Tang Distributors, Inc.

C.       COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

         Reich & Tang Distributors, Inc.
         600 Fifth Avenue
         New York, New York 10020

D.       NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:
                                                        COPY OF COMMENTS TO:
         PETER J. DEMARCO                               MICHAEL R. ROSELLA, Esq.
         Reich & Tang Distributors, Inc.                Battle Fowler LLP
         600 Fifth Avenue                               75 East 55th Street
         New York, New York 10020                       New York, New York 10022
                                                        (212) 856-6858

E.       TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:

         An indefinite number of Units of Equity Securities Trust, Signature Series, AEW REIT Trust is being registered under the Securities Act of 1933 pursuant to Section 24(f) of the Investment Company Act of 1940, as amended, and Rule 24f-2 thereunder.

F. PROPOSED MAXIMUM AGGREGATE OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING REGISTERED:

         Indefinite

G.       AMOUNT OF FILING FEE:

                  No Filing Fee Required

H.       APPROPRIATE DATE OF PROPOSED PUBLIC OFFERING:

                  As soon as practicable after the effective date of the Registration Statement.

         |_| Check if it is proposed that this filing will become effective immediately upon filing pursuant to Rule 487.

The registrant hereby amends the registration statement on such date or dates as may be necessary to dela its effective dat until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------



690733.1

                    SUBJECT TO COMPLETION DATED MARCH 4, 1998

--------------------------------------------------------------------------------


                                   INSERT LOGO

--------------------------------------------------------------------------------


                             EQUITY SECURITIES TRUST
                        SIGNATURE SERIES, AEW REIT TRUST

The Trust is a unit investment trust designated Equity Securities Trust, Signature Series, AEW REIT Trust (the "Trust"). The Sponsor is Reich & Tang Distributors, Inc. The objective of the Trust is to seek to achieve capital appreciation. Current income will be secondary to the objective of capital growth. The Sponsor can not give any assurance that the Trust's objective can be achieved. The Trust contains an underlying portfolio consisting of common stock issued by domestic real estate investment trusts ("REITS"), and contracts and funds for the purchase of such securities (collectively, the "Securities"), which have been purchased by the Trust based upon the recommendations of the portfolio consultant, AEW Capital Management, L.P. ("AEW" or "Portfolio Consultant"). The value of the Units of the Trust will fluctuate with fluctuations in the value of the underlying Securities in the Trust. Therefore, Unitholders who sell their Units prior to termination of the Trust may receive more or less than their original purchase price upon sale. No assurance can be given that dividends will be paid or that the Units will appreciate in value. The Trust will terminate approximately two years after the Initial Date of Deposit. Minimum Purchase: 100 Units.

This Prospectus consists of two parts. Part A contains the Summary of Essential Information including descriptive material relating to the Trust and the Statement of Financial Condition of the Trust. Part B contains general information about the Trust. Part A may not be distributed unless accompanied by Part B. Please read and retain both parts of this Prospectus for future reference.

The Securities and Exchange Commission ("SEC") maintains a website that contains reports, proxy and information statements and other information regarding the Trust which is filed electronically with the SEC. The SEC's Internet address is http:www.sec.gov. Offering materials for the sale of these Units available through the Internet are not being offered directly or indirectly to residents of a particular state nor is an offer of these Units through the Internet specifically directed to any person in a state by, or on behalf of, the issuer.

--------------------------------------------------------------------------------



--------------------------------------------------------------------------------


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
        THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
           ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.
                  PROSPECTUS PART A DATED ___________ __, 1998

Information   contained  herein  is  subject  to  completion  or  amendment.   A
registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.


                                       A-1
625311.2

SUMMARY OF ESSENTIAL INFORMATION AS OF ____________ __, 1998:*


DATE OF DEPOSIT: _________ __, 1998                            MANDATORY TERMINATION DATE: The earlier of
AGGREGATE VALUE OF                                                     , 2000 or the disposition of the last Security in the
   SECURITIES..................................  $                Trust.
AGGREGATE VALUE OF SECURITIES                                  CUSIP NUMBERS: Cash:
   PER 100 UNITS...............................  $                                        Reinvestment:
NUMBER OF UNITS................................                TRUSTEE: The Chase Manhattan Bank
FRACTIONAL UNDIVIDED INTEREST IN                               TRUSTEE'S FEE: $.   per 100 Units outstanding
   TRUST.......................................  1/            ESTIMATED ORGANIZATIONAL EXPENSES**:
PUBLIC OFFERING PRICE                                          $.    per 100 Units
   Aggregate Value of Securities in                            ESTIMATED OFFERING COSTS**: $.   per 100 Units
      Trust....................................  $             OTHER FEES AND EXPENSES: $.   per 100 Units
   Divided By        Units (times 100).........  $                outstanding
   Public Offering Price per 100 Units+........  $1,000.00     SPONSOR: Reich & Tang Distributors, Inc.
SPONSOR'S REPURCHASE PRICE AND                                 SPONSOR'S SUPERVISORY FEE: Maximum of $.25
   REDEMPTION PRICE PER                                           per 100 Units outstanding (see "Trust Expenses and
   100 UNITS++.................................  $                Charges" in Part B).
EVALUATION TIME: 4:00 p.m. New York Time.                      PORTFOLIO CONSULTANT: AEW Capital
MINIMUM INCOME OR PRINCIPAL                                       Management, L.P.
   DISTRIBUTION:  $1.00 per 100 Units                          EXPECTED SETTLEMENT DATE***:        , 1998
LIQUIDATION PERIOD:  Beginning    days prior to the            RECORD DATE:  December 15 and June 15
   Mandatory Termination Date.                                 DISTRIBUTION DATE:  December 31 and June 30
MINIMUM VALUE OF TRUST: The Trust may be                       ROLLOVER NOTIFICATION DATE****:       ,
   terminated if the value of the Trust is less than 40% of       [2000] or another date as determined by the Sponsor.
   the aggregate value of the Securities at the completion
   of the Deposit Period.


------------------
     * The business day prior to the Initial Date of Deposit. The Initial Date of Deposit is the date on which the Trust Agreement was signed and the deposit of Securities with the Trustee made.
    ** The Trust (and therefore the Unitholders) will bear all or a portion of its organizational costs, which costs include: the cost of preparing and printing the registration statement, the trust indenture and the closing documents; registering units with the SEC and the states; and the initial audit of the Trust. Total organizational expenses will be amortized over the life of the Trust. See "Trust Expenses" in Part B. These figures are based upon the assumption that the Trust will reach a size of Units as estimated by the Sponsor; organizational expenses per 100 Units will vary with the actual size of the Trust. If the Trust does not reach this Unit level, the Estimated Organizational Expenses and Offering Costs per 100 Units will be higher.
   ***     The business day on which  contracts to purchase  securities  in the
Trust are expected to settle.
  ****     If a Unitholder ("Rollover  Unitholder") so specifies on or prior to the Rollover Notification Date, the Rollover Unitholder's terminating distribution will be reinvested as received in an available series of the Equity Securities Trust, if offered (see "Trust Administration - Trust Termination").
     + Subsequent to the initial offering period (which is expected to be only the date of this prospectus) the maximum sales charge will be 3.9%, subject to reduction on a graduated scale in the case of quantity purchases. Additionally, commencing _________, 1999 the maximum sales charge will be 2.9%. See "Public Offering--Volume and Other Discounts" in Part B. On the Initial Date of Deposit there will be no cash in the Income or Principal Accounts. Anyone purchasing Units after such date will have included in the Public Offering Price a pro rata share of any cash in such Accounts.
    ++ Any redemptions of over 2,500 Units may, upon request by a redeeming Unitholder, be made in kind. The Trustee will forward the distributed securities to the Unitholder's bank or broker-dealer account at The Depository Trust Company in book-entry form. See "Liquidity--Trustee Redemption" in Part B.


                                                      A-2
625311.2

DESCRIPTION OF PORTFOLIO:


Number of Issues:     __ (__ issuers)                                   Issues by Property Type:

Equity REITs:   __ (100% of the initial aggregate value of              Diversified Properties..........................     %
securities)
                                                                        Factory Outlet Centers..........................     %
(NYSE ____%; AMEX ___%)
                                                                        Manufactured Homes..............................     %

                                                                        Multi-Family Housing............................     %

                                                                        Office/Industrial..............................      %

                                                                        Regional Malls................................       %

                                                                        Shopping Centers............................         %
                                                                                                                       100.00%


OBJECTIVE. The objective of the Trust is to seek to achieve capital appreciation. Current income will be secondary to the objective of capital growth. The Trust seeks to achieve its objective by investing in a fixed, diversified portfolio of REITs. The Trust's Securities will be issued by a geographically diverse number of issuers and, in the opinion of the Portfolio Consultant, will offer an opportunity for the Trust to achieve its objectives during the life of the Trust. The Sponsor cannot give assurance that the Trust's objectives can be achieved. A REIT is a creation of the federal income tax law and, therefore, its structure and operation must conform to certain requirements of the Internal Revenue Code. In general, a REIT must hold at least 75% of its total assets in real estate assets and distribute at least 95% of its taxable income (without regard to any net capital gains) on an annual basis. There are two principal types of REITs: those which hold 75% of their invested assets in the ownership of real estate and benefit from the underlying net rental income generated from the properties ("Equity REITs") and those which hold 75% of their invested assets in mortgages which are secured by real estate assets and benefit predominantly from the difference between the interest income on the mortgage loans and the interest expense on the capital used to finance the loans ("Mortgage REITs"). A third type combines the investment strategies of the Equity REITs and the Mortgage REITs ("Hybrid REITs"). There are certain risks inherent in an investment in a portfolio of REITs. See "Risk Considerations" in this Part A and in Part B. The Trust will terminate three years after the initial Date of Deposit (see "The Trust--The Securities" in Part B). As used herein, the term "Securities" means the common stocks initially deposited in the Trust and described in "Portfolio" in Part A and any additional common stocks acquired and held by the Trust pursuant to the provisions of the Indenture. Further, the Securities may appreciate or depreciate in value, dependent upon the full range of economic and market influences affecting corporate profitability, the financial condition of issuers and the price of equity securities in general and the Securities in particular. Therefore, there is no guarantee that the objective of the Trust will be achieved.

PORTFOLIO ACQUISITION. On the Initial Date of Deposit all of the Securities deposited in the Trust were effected by the Sponsor in open market purchases on the American and New York Stock Exchanges. Subsequent to the Initial Date of Deposit, it is expected that all of the Securities in the Trust will be purchased by the Sponsor in transactions directly from the issuers or the underwriter to the issuers of the Securities. These transactions will be effected to the Sponsor at prices below the current market value of the Securities due to various factors, including size of the purchase, expectation of holding period and cost of issuance. All of the Securities will be deposited in the Trust based upon their market value as of the Dates of Deposit. As

                                                      A-3
625311.2
a result of the Sponsor's ability to purchase these Securities below market value, the Sponsor will offer Units of the Trust with no sales charge during the initial offering period By virtue of buying stock at below market prices, the Sponsor will realize a profit on the deposit of the Securities to the Trust in an amount of up to % of the market value of these Securities. Notwithstanding the preceding, the Sponsor may create additional Units by depositing Securities acquired on the applicable national stock exchanges.

PUBLIC OFFERING PRICE. The Public Offering Price per 100 Units of the Trust is equal to the aggregate value of the underlying Securities (the price at which they could be directly purchased by the public assuming they were available) in the Trust divided by the number of Units outstanding times 100, with no sales charge added during the initial offering period (which is expected to be only the date of this prospectus). Thereafter, Units are offered at the Public Offering Price, plus the net amount per Unit in the Income Account, plus a sales charge of 3.9% of the Public Offering Price per 100 Units or 4.058% of the net amount invested in Securities per 100 Units. The price of a single Unit, or any multiple thereof, is calculated by dividing the Public Offering Price per 100 Units by 100 and multiplying by the number of Units. Any cash held by the Trust will be added to the Public Offering Price. For additional information regarding the Public Offering Price, repurchase and redemption of Units and other essential information regarding the Trust, see the "Summary of Essential Information." During the initial offering period orders involving at least
10,000 Units will be entitled to a volume discount from the Public Offering Price. The Public Offering Price per Unit may vary on a daily basis in accordance with fluctuations in the aggregate value of the underlying Securities and the price to be paid by each investor will be computed as of the date the Units are purchased.
(See "Public Offering" in Part B.)

ESTIMATED NET ANNUAL DISTRIBUTIONS. The estimated net annual distributions to Unitholders (based on the most recent quarterly or semi-annual ordinary dividend distributed with respect to the Securities) as of the business day prior to the Initial Date of Deposit per 100 Units was $ . This estimate will vary with changes in the Trust's fees and expenses, actual dividends received, and with the sale of Securities. In addition, because the issuers of common stock are not obligated to pay dividends, there is no assurance that the estimated net annual dividend distributions will be realized in the future.

DISTRIBUTIONS. Dividend distributions, if any, will be made on the Distribution Dates to all Unitholders of record on the Record Date. For the specific dates representing the Distribution Dates and Record Dates, see "Summary of Essential Information" in Part A. The final distribution will be made within a reasonable period of time after the termination of the Trust. (See "Rights of Unitholders--Distributions" in Part B.) Unitholders may elect to automatically reinvest distributions (other than the final distribution in connection with the termination of the Trust), into additional Units of the Trust, which are subject to a reduced sales charge. See "Reinvestment Plan" in Part B.

MARKET FOR UNITS. The Sponsor, although not obligated to do so, intends to maintain a secondary market for the Units and to continuously offer to repurchase the Units of the Trust both during and after the initial public offering. The secondary market repurchase price will be based on the market value of the Securities in the Trust portfolio and will be the same as the redemption price. (See "Liquidity--Sponsor Repurchase" for a description of how the secondary market repurchase price will be determined.) If a market is not maintained a Unitholder will be able to redeem his Units with the Trustee (see "Liquidity-Trustee Redemption" in Part B). As a result, the existence of a liquid trading market for these Securities may depend on whether dealers will make a market in these Securities. There can be no assurance of the making or the maintenance of a market for any of the Securities contained in the portfolio of the Trust or of the liquidity of the Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemptions and the value of the Units will be adversely affected if trading markets for the Securities are limited or absent.

TERMINATION. During the -day period prior to the Mandatory Termination Date (the "Liquidation Period"), Securities will begin to be sold in connection with the termination of the Trust and all Securities will be sold or distributed by the

                                                      A-4
625311.2

Mandatory Termination Date. The Trustee may utilize the services of the Sponsor for the sale of all or a portion of the Securities in the Trust. Any brokerage commissions received by the Sponsor from the Trust in connection with such sales will be in accordance with applicable law. The Sponsor will determine the manner, timing and execution of the sales of the underlying Securities. The Sponsor will attempt to sell the Securities as quickly as it can during the Liquidation Period without, in its judgment, materially adversely affecting the market price of the Securities, but all of the Securities will in any event be disposed of by the end of the Liquidation Period. The Sponsor does not anticipate that the period will be longer than 30 days, and it could be as short as one day, depending on the liquidity of the Securities being sold.

Unitholders may elect one of the three options in receiving their terminating distributions: (1) to receive their pro rata share of the underlying Securities in-kind, if they own at least 2,500 units, (2) to receive cash upon the liquidation of their pro rata share of the underlying Securities or (3) to invest the amount of cash they would have received upon the liquidation of their pro rata share of the underlying Securities in units of a future series of Equity Securities Trust (if one is offered) at a reduced sales charge (see "Rollover Option"). See "Trust Administration--Trust Termination" in Part B for a description of how to select a termination distribution option. Unitholders who have not chosen to receive distributions-in-kind will be at risk to the extent that Securities are not sold; for this reason the Sponsor will be inclined to sell the Securities in as short a period as it can without materially adversely affecting the price of the Securities. Unitholders should consult their own tax advisers in this regard.

ROLLOVER OPTION. Unitholders may elect to roll their terminating distributions into the next available series of Equity Securities Trust at a reduced sales charge. Rollover Unitholders must make this election on or prior to the Rollover Notification Date. Upon making this election, a Unitholder's Units will be redeemed when the last of the underlying Securities are sold and the proceeds will be reinvested in units of the next available series of Equity Security Trust. See "Trust Administration--Trust Termination" in Part B for details to make this election.

RISK CONSIDERATIONS. An investment in Units of the Trust should be made with an understanding of the risks inherent in an investment in any of the Securities including for common stocks, the risk that the financial condition of the issuers of the Securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the Securities and thus in the value of the Units). The portfolio of the Trust is fixed and not "managed" by the Sponsor. Since the Trust will not sell Securities in response to ordinary market fluctuation, but only (except for certain extraordinary circumstances) at the Trust's termination or to meet redemptions, the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of the Trust. In connection with the deposit of Additional Securities subsequent to the Initial Date of Deposit, if cash (or a letter of credit in lieu of cash) is deposited with instructions to purchase Securities, to the extent the price of a Security increases or decreases between the deposit and the time the Security is purchased, Units may represent less or more of that Security and more or less of the other Securities in the Trust. In addition, brokerage fees incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of the Trust. Price fluctuations during the period from the time of deposit to the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Unitholder's Units and the income per Unit received by the Trust.

In addition, since the Trust will consist entirely of shares issued by REITs, a domestic corporation or business trust which invests primarily in income producing real estate or real estate related loans or mortgages, an investment in the Trust will be subject to risks similar to those associated with the direct ownership of real estate (in addition to securities markets risks) because of its policy of concentration in the securities of companies in the real estate industry. These include declines in the value of real estate, illiquidity of real property investments, risks related to general and local economic conditions, dependency on management skill, heavy cash flow dependency, possible lack of availability of mortgage funds, overbuilding, extended vacancies of properties, increased competition, increases in property taxes and operating expenses, changes in zoning laws, losses due to costs resulting from the clean-up of environmental problems, liability to third parties for damages resulting from

                                                      A-5
625311.2
environmental problems, casualty or condemnation losses, economic or regulatory impediments to raising rents, changes in neighborhood values and the appeal of properties to tenants and changes in interest rates. In addition to these risks, Equity REITs may be more likely to be affected by changes in the value of the underlying property owned by the trusts, while Mortgage REITs may be more likely to be affected by the quality of any credit extended. Further, Equity and Mortgage REITs are dependent upon the management skills of the issuers and generally may not be diversified. Equity and Mortgage REITs are also subject to heavy cash flow dependency, defaults by borrowers and self-liquidation. In addition, Equity and Mortgage REITs could possibly fail to qualify for tax free pass-through of income under the Internal Revenue Code of 1986, as amended (the "Code"), or to maintain their exemptions from registration under the Investment Company Act of 1940 (the "1940 Act"). The above factors may also adversely affect a borrower's or a lessee's ability to meet its obligations to the REIT. In the event of a default by a borrower or lessee, the REIT may experience delays in enforcing its rights as a mortgagee or lessor and may incur substantial costs associated with protecting its investments.

The mandatory termination date of the Trust is approximately two years from the initial Date of Deposit. It is the present intention of the Sponsor to select Securities for the Trust that will achieve a high current income and growth of capital during the life of the Trust. The Sponsor cannot give any assurance that the business and investment objectives of the issuers of the Securities will correspond with or in any way meet the limited term objective of the Trust. (See "Risk Considerations" in Part B of this Prospectus.)

REINVESTMENT PLAN. Unitholders may elect to automatically reinvest their distributions, if any (other than the final distribution in connection with the termination of the Trust) into additional units of the Trust at a sales charge of 1.00%. See "Reinvestment Plan" in Part B for details on how to enroll in the Reinvestment Plan.

UNDERWRITING. ____________________________ will act as Underwriter for all of the Units of Equity Securities Trust, Signature Series, AEW REIT Trust. The Underwriter will distribute Units through various broker-dealers, banks and/or other eligible participants (see "Public Offering--Distribution of Units" in Part B).


                                                      A-6
625311.2

                                    FEE TABLE

--------------------------------------------------------------------------------

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and Expenses and Charges. Although the Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.
--------------------------------------------------------------------------------


Unitholder Transaction Expenses
      Sales Charge Imposed on Purchase During the Initial Offering Period....................................         0%*
                                                                                                               ========
Estimated Annual Trust Operating Expenses
      (as a percentage of average net assets)
      Trustee's Fee..........................................................................................           %
      Maximum Portfolio Supervision, Bookkeeping and Administrative Fees.....................................           %
      Organizational Expenses................................................................................           %
      Other Operating Expenses...............................................................................           %
                                                                                                               ---------
           Total.............................................................................................           %
                                                                                                               =========


                                                          Example


                                                                                                        Cumulative Expenses
                                                                                                         Paid for Period:
                                                                                                   -----------------------------
                                                                                                      1         2          3
                                                                                                     year     years      years
An investor would pay the following expenses on a $1,000 investment, assuming the Trust's          $        $          $
      estimated operating expense ratio of ___% in the first year and ____% in succeeding years and a 5% annual return on the investment throughout the periods......................

      The Example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The Example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the Example.

      The Trust (and therefore the Holders) will bear all or a portion of its organizational costs - including costs of preparing the registration statement, the indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Portfolio - as is common for mutual funds. Historically, the sponsors of unit investment trusts have paid all the costs of establishing those trusts. Advertising and selling expenses will be paid by the Sponsor at no cost to the Trust.

-------------
* Subsequent to the initial offering period purchases will be subject to a sales charge (see Public Sale of Units--Public Offering Price).


                                                      A-7
625311.2

                             EQUITY SECURITIES TRUST
                        SIGNATURE SERIES, AEW REIT TRUST

 STATEMENT OF FINANCIAL CONDITION AS OF OPENING OF BUSINESS, _________ __, 1998

                                     ASSETS

Investment in Securities--Sponsor's Contracts to Purchase
      Underlying Securities Backed by Letter of Credit (cost $       ) (Note 1).........................   $
Organizational Costs (Note 2)...........................................................................
Offering Costs (Note 3).................................................................................
                                                                                                           -----------------
Total...................................................................................................   $
                                                                                                           ==================


                     LIABILITIES AND INTEREST OF UNITHOLDERS


Accrued Liabilities (Notes 2 and 3).....................................................................    $

Interest of Unitholders - Units of Fractional
      Undivided Interest Outstanding (AEW REIT Trust:  ______ Units)....................................
                                                                                                         --------------------
Total...................................................................................................    $
                                                                                                         ====================
Net Asset Value per Unit................................................................................    $
                                                                                                         ====================

-------------------------
Notes to Statement:
      (1) Equity Securities Trust, Signature Series, AEW REIT Trust (the "Trust") is a unit investment trust created under the laws of the State of New York and registered under the Investment Company Act of 1940. The objective of the Trust, sponsored by Reich & Tang Distributors, Inc. (the "Sponsor") is to maximize total return through capital appreciation and current dividend income. On _______ __, 1998, the "Date of Deposit", Portfolio Deposits were received by The Chase Manhattan Bank, the Trust's Trustee, in the form of executed securities transactions, in exchange for units of the Trust. An irrevocable letter of credit issued by _____________ in an amount of $ has been deposited with the Trustee for the benefit of the Trust to cover the purchases of such Securities as well as any outstanding purchases of previously-sponsored unit investment trusts of the Sponsor. Aggregate cost to the Trust of the Securities listed in the Portfolio is determined by the Trustee on the basis set forth under "Public Offering--Offering Price" as of 4:00 p.m. on _______ __, 1998. The Trust will terminate on ______ __, 2000 or earlier under certain circumstances as further described in the Prospectus.

      (2) Organizational costs incurred by the Trust have been deferred and will be amortized on a straight line basis over the life of the Trust. The Trust will reimburse the Sponsor for actual organizational costs incurred.

      (3) Offering costs incurred by the Trust will be amortized over the term of the initial offering period.

      The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.


                                                      A-8
625311.2

                             EQUITY SECURITIES TRUST
                        SIGNATURE SERIES, AEW REIT TRUST

                                    PORTFOLIO

                AS OF OPENING OF BUSINESS, ____________ __, 1998


                                                                                              Market Value    Market
                                                                                             of Stocks as a    Value     Cost of
                              Portfolio   Number of                                 Ticker     Percentage       Per    Securities to
                                 No.      Shares     Name of Issuer (1)           Symbol   of the Trust(2)   Share     the Trust(3)
                                -----    --------    -------------------          ------   ---------------   ------   ------------








                                                                                                       -------          -----------
                                                       Total Investment in Securities                  100.00%
                                                                                                       =======          ===========






                             FOOTNOTES TO PORTFOLIO
(1) Contracts to purchase the Securities were entered into on __________ __, 1998. All such contracts are expected to be settled on or about the First Settlement Date of the Trust which is expected to be __________ __, 1998.

(2)   Based on the cost of the Securities to the Trust.

(3) Evaluation of Securities by the Trustee was made on the basis of closing sales prices at the Evaluation Time on the day prior to the Initial Date of Deposit. The Sponsor's Purchase Price is $ . The Sponsor's Loss on the Initial Date of Deposit is $ .

The accompanying notes form an integral part of the Financial Statements.


                                       A-9
625311.2

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Trustee and Unitholders,
           Equity Securities Trust, Signature Series,
           AEW REIT Trust

      In our opinion, the accompanying Statement of Financial Condition, including the Portfolio, presents fairly, in all material respects, the financial position of Equity Securities Trust, Signature Series, AEW REIT Trust (the "Trust") at opening of business, ____________ __, 1998, in conformity with generally accepted accounting principles. This financial statement is the responsibility of the Trust's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit, which included confirmation of the contracts for the securities at opening of business, ___________ __, 1998, by correspondence with the Sponsor, provides a reasonable basis for the opinion expressed above.


PRICE WATERHOUSE LLP
160 Federal Street
Boston, MA  02110
_________ __, 1998

                                                      A-10
625311.2

-------------------------------------------------------------------------------


                                  [INSERT LOGO]

-------------------------------------------------------------------------------



                             EQUITY SECURITIES TRUST
                        SIGNATURE SERIES, AEW REIT TRUST


                                PROSPECTUS PART B

                      PART B OF THIS PROSPECTUS MAY NOT BE
                        DISTRIBUTED UNLESS ACCOMPANIED BY
                                     PART A

                                    THE TRUST

      ORGANIZATION. Equity Securities Trust, Signature Series, AEW REIT Trust consists of a "unit investment trust" designated as set forth in Part A. The Trust was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the "Trust Agreement"), dated the Initial Date of Deposit, between Reich & Tang Distributors, Inc., as Sponsor, and The Chase Manhattan Bank, as Trustee.

      On the Initial Date of Deposit, the Sponsor deposited with the Trustee common stock issued by domestic real estate investment trusts ("REITs"), including funds and delivery statements relating to contracts for the purchase of certain such securities (collectively, the "Securities") with an aggregate value as set forth in Part A and cash or an irrevocable letter of credit issued by a major commercial bank in the amount required for such purchases. Thereafter the Trustee, in exchange for the Securities so deposited, delivered to the Sponsor the Certificates evidencing the ownership of all Units of the Trust. The Sponsor has a limited right to substitute other securities in the Trust portfolio in the event of a failed contract. See "The Trust-Substitution of Securities." The Sponsor may also, in certain circumstances, direct the Trustee to dispose of certain Securities if the Sponsor believes that, because of market or credit conditions, or for certain other reasons, retention of the Security would be detrimental to Unitholders. See "Trust Administration Portfolio--Supervision."

      As of the Initial Date of Deposit, a "Unit" represents an undivided interest or pro rata share in the Securities of the Trust in the ratio of one hundred Units for the indicated amount of the aggregate market value of the Securities initially deposited in the Trust as is set forth in the "Summary of Essential Information." As additional Units are issued by the Trust as a result of the deposit of Additional Securities, as described below, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. To the extent that any Units are redeemed by the Trustee, the fractional undivided interest or pro rata share in such Trust represented by each unredeemed Unit will increase, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

      DEPOSIT OF ADDITIONAL SECURITIES. With the deposit of the Securities in the Trust on the Initial Date of Deposit, the Sponsor established a proportionate relationship among the initial aggregate value of specified Securities in the Trust. During the 90 days subsequent to the Initial Date of Deposit (the "Deposit Period"), the Sponsor may deposit additional

                                       B-1
625311.2

Securities in the Trust that are substantially similar to the Securities already deposited in the Trust ("Additional Securities"), contracts to purchase Additional Securities or cash with instructions to purchase Additional Securities, in order to create additional Units, maintaining to the extent practicable the original proportionate relationship of the number of shares of each Security in the Trust portfolio on the Initial Date of Deposit. These additional Units, which will result in an increase in the number of Units outstanding, will each represent, to the extent practicable, an undivided interest in the same number and type of securities of identical issuers as are represented by Units issued on the Initial Date of Deposit. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the Initial Date of Deposit because of, among other reasons, purchase requirements, changes in prices, or unavailability of Securities. The composition of the Trust portfolio may change slightly based on certain adjustments made to reflect the disposition of Securities and/or the receipt of a stock dividend, a stock split or other distribution with respect to such Securities, including Securities received in exchange for shares or the reinvestment of the proceeds distributed to Unitholders. Deposits of Additional Securities in the Trust subsequent to the Deposit Period must replicate exactly the existing proportionate relationship among the number of shares of Securities in the Trust portfolio. Substitute Securities may be acquired under specified conditions when Securities originally deposited in the Trust are unavailable (see "The Trust--Substitution of Securities" below).

      OBJECTIVE. The objective of the Trust is to seek to achieve capital appreciation. Current income will be secondary to the objective of capital growth. The Trust seeks to achieve its objective by investing in a portfolio of common stocks issued by domestic REITs, and contracts to purchase such Securities. All of the Securities in the Trust, except for Restricted Securities held by the Trust, if any, are listed on the New York Stock Exchange, the American Stock Exchange or the National Association of Securities Dealers Automated Quotations ("NASDQ") National market System and are generally followed by independent investment research firms. There is no minimum capitalization or market trading activity requirement for the selection of Securities for the Trust's portfolio. There can be no assurance that the Trust's investment objectives can be achieved.

      The Trust will terminate in approximately two years, at which time investors may choose to either receive the distributions in kind (if they own at least 2,500 Units), in cash or reinvest in a subsequent series of Equity Securities Trust (if available) at a reduced sales charge. Since the Sponsor may deposit additional Securities in connection with the sale of additional Units, the yields on these Securities may change subsequent to the Initial Date of Deposit. Further, the Securities may appreciate or depreciate in value, dependent upon the full range of economic and market influences affecting corporate profitability, the financial condition of issuers and the prices of equity securities in general and the Securities in particular. Therefore, there is no guarantee that the objective of the Trust will be achieved.

      THE SECURITIES. In selecting Securities for the Trust, the Sponsor normally will consider, as appropriate under the circumstances, the following factors, among others: (1) the Sponsor's own evaluations of the market value of the underlying assets and business of the issuers of the Securities; (2) the dividend income generated by the Securities; (3) the potential for capital appreciation for the Securities; (4) the prices of the Securities relative to other comparable securities; (5) whether the Securities are entitled to the benefits of protective conditions; (6) the cash flow quality and growth potential of the Securities; (7) the management quality of the issuers of the Securities; and (8) the diversification of the Trust's portfolio as to issuers, product type and geographic focus.

      REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors,
(ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive

                                       B-2
625311.2
substantially all of its gross income from real estate related assets and (vi) distribute at least 95% of its taxable income to its shareholders each year.

      The Securities deposited in the Trust on the initial date of deposit consist entirely of interests in REITs. There are two principal types of REITs:
Equity REITs which typically hold 75% of their invested assets in the ownership of real estate and benefit from the underlying net rental income generated from the properties, and Mortgage REITs, which typically hold 75% of their invested assets in mortgages which are secured by real estate assets and benefit predominantly from the difference between the interest income on the mortgage loans and the interest expense on the capital used to finance the loans. A third type, Hybrid REITs, combines the investment strategies of the Equity REITs and the Mortgage REITs.

      In addition to being classified according to investment type, REITs may be categorized further in terms of their specialization by property type (e.g., retail, multifamily, healthcare, office, etc.,) or geographic focus (nationwide, regional or metropolitan area). Additional stratification is then possible within certain product types (e.g., factory outlets, community centers, and regional malls are all categories within the retail sector).

      The Trustee has not participated and will not participate in the selection of Securities for the Trust, and neither the Sponsor, AEW nor the Trustee will be liable in any way for any default, failure or defect in any Securities.

      The contracts to purchase Securities deposited initially in the Trust are expected to settle in three business days, in the ordinary manner for such Securities. Settlement of the contracts for Securities is thus expected to take place prior to the settlement of purchase of Units on the Initial Date of Deposit.

      PORTFOLIO ACQUISITION. On the Initial Date of Deposit all of the Securities deposited in the Trust were acquired by the Sponsor in open market purchases on the American and New York Stock Exchanges. Subsequent to the Initial Date of Deposit, it is expected that all of the Securities in the Trust will be purchased by the Sponsor in transactions directly from the issuers or the underwriter to the issuers of the Securities. These transactions will be effected to the Sponsor at prices below the current market value of the Securities due to various factors, including the size of the purchase, expectation of holding period and cost of issuance. All of the Securities will be deposited in the Trust based upon their market value as of the Dates of Deposit. As a result of the Sponsor's ability to purchase these Securities below market value, the Sponsor will offer Units of the Trust with no sales charge during the initial offering period. By virtue of buying stocks at below market prices, the Sponsor will realize a profit on the deposit of the Securities to the Trust in an amount of up to % of the market value of these Securities. Notwithstanding the preceding, the Sponsor may create additional Units by depositing Securities acquired on the applicable national stock exchanges.

      SUBSTITUTION OF SECURITIES. In the event of a failure to deliver any Security that has been purchased for the Trust under a contract ("Failed Securities"), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other securities ("Substitute Securities") to make up the original corpus of the Trust. In addition, the Sponsor, at its option, is authorized under the Trust Agreement to direct the Trustee to reinvest in Substitute Securities the proceeds of the sale of any of the Securities only if such sale was due to unusual circumstances as set forth under "Trust Administration-Portfolio Supervision."

      The Substitute Securities must be purchased within 20 days after the sale of the portfolio Security or delivery of the notice of the failed contract.
Where the Sponsor purchases Substitute Securities in order to replace Failed Securities, (i) the purchase price may not exceed the purchase price of the Failed Securities and (ii) the Substitute Securities must be substantially similar to the Failed Securities. Where the Sponsor purchases Substitute Securities in order to replace Securities it sold, the Sponsor will endeavor to select Securities which are equity securities that possess characteristics that are consistent with the objective

                                       B-3
625311.2
of the Trust as set forth above. Such selection may include or be limited to Securities previously included in the portfolio of the Trust. No assurance can be given that the Trust will retain its present size and composition for any length of time.

      The Trustee shall notify all Unitholders of the acquisition of the Substitute Security, within five days thereafter, and the Trustee shall, on the next Distribution Date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Security exceeded the cost of the Substitute Security plus accrued interest, if any. In the event no reinvestment is made, the proceeds of the sale of Securities will be distributed to Unitholders as set forth under "Rights of Unitholders--Distributions." In addition, if the right of substitution shall not be utilized to acquire Substitute Securities in the event of a failed contract, the Sponsor will cause to be refunded the sales charge attributable to such Failed Securities to all Unitholders, and distribute the principal and dividends, if any, attributable to such Failed Securities on the next Distribution Date. The proceeds from the sale of a Security or the exercise of any redemption or call provision will be distributed to Unitholders except to the extent such proceeds are applied to meet redemptions of Units. (See "Liquidity--Trustee Redemption.")

                               RISK CONSIDERATIONS

      FIXED PORTFOLIO. The value of the Units will fluctuate depending on all of the factors that have an impact on the economy and the equity markets. These factors similarly impact the ability of an issuer to distribute dividends. Unlike a managed investment company in which there may be frequent changes in the portfolio of securities based upon economic, financial and market analyses, securities of a unit investment trust, such as the Trust, are not subject to such frequent changes based upon continuous analysis. All the Securities in the Trust are liquidated or distributed during a 30-day period at the termination of the approximately [eighteen-month] life of the Trust. Since the Trust will not sell Securities in response to ordinary market fluctuation, but only at the Trust's termination, the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of the Trust. However, the Sponsor may direct the disposition by the Trustee of Securities upon the occurrence of certain events. Some of the Securities in the Trust may also be owned by other clients of the Sponsor and their affiliates. However, because these clients may have differing investment objectives, the Sponsor may sell certain Securities from those accounts in instances where a sale by the Trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. Investors should consult with their own financial advisers prior to investing in the Trust to determine its suitability. (See "Trust Administration--Portfolio Supervision" below.)

      ADDITIONAL SECURITIES. Investors should be aware that in connection with the creation of additional Units subsequent to the Initial Date of Deposit, the Sponsor may deposit Additional Securities, contracts to purchase Additional Securities or cash with instructions to purchase Additional Securities, in each instance maintaining the original proportionate relationship, subject to adjustment under certain circumstances, of the numbers of shares of each Security in the Trust. To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security and the time the cash is used to purchase the Security, Units may represent less or more of that Security and more or less of the other Securities in the Trust. In addition, brokerage fees (if any) incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of the Trust. Price fluctuations between the time of deposit and the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Unitholder's Units and the Income per Unit received by the Trust. In particular, Unitholders who purchase Units during the initial offering period would experience a dilution of their investment as a result of any brokerage fees paid by the Trust during subsequent deposits of Additional Securities purchased with cash deposited. In order to minimize these effects, the Trust will try to purchase Securities as near as possible to the Evaluation Time or at prices as close as possible to the prices used to evaluate Trust Units at the Evaluation Time. In addition, subsequent deposits to create such additional Units will not be covered by the deposit of a bank letter of credit. In the event that the Sponsor does not deliver cash in consideration for the additional Units

                                       B-4
625311.2
delivered, the Trust may be unable to satisfy its contracts to purchase the Additional Securities. The failure of the Sponsor to deliver cash to the Trust, or any delays in the Trust receiving such cash, may have significant adverse consequences for the Trust.

      COMMON STOCK. Since the Trust contains common stocks of domestic issuers, an investment in Units of the Trust should be made with an understanding of the risks inherent in any investment in common stocks including the risk that the financial condition of the issuers of the Securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the Securities and thus in the value of the Units). Additional risks include risks associated with the right to receive payments from the issuer which is generally inferior to the rights of creditors of, or holders of debt obligations or preferred stock issued by the issuer. Holders of common stocks have a right to receive dividends only when, if, and in the amounts declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stocks usually have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock and any cumulative preferred stock dividend which has been omitted is added to future dividends payable to the holders of such cumulative preferred stock. Preferred stocks are also usually entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stocks.

      Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of debt securities. The issuance of debt securities or even preferred stock by an issuer will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the economic interest of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (which value will be subject to market fluctuations prior thereto), common stocks have neither fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the common stocks remain outstanding. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. The value of the common stocks in the Trust thus may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit. (See "Risk Considerations--General" for a discussion of the types of risks that affect holders of common stock of issuers of REITs.)

      The Trust may purchase Securities that are not registered ("Restricted Securities") under the Securities Act of 1933 (the "Securities Act"), but can be offered and sold to "qualified institutional buyers" as that term is defined in the Securities Act.
See "Liquidity" below for the risks inherent in the purchase of Restricted Securities.

      LIQUIDITY. Although all the Securities in the Trust, except for Restricted Securities held by the Trust, if any, are listed on a national securities exchange or the NASDAQ National Market System, the principal trading market for the securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any market made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemptions and the value of the Units will be adversely affected if trading markets for the Securities are limited or absent.

                                       B-5
625311.2

      Some of the Securities in the Trust may represent common stock issued by REITs that were initially offered to the public within the 12 months preceding the Date of Deposit, meaning that prior to the REITs initial offering, there had been no public market for the REITs common stock. The initial public offering price for such Securities may not be indicative of the market price for the stock after the initial offering, and there can be no assurance that an active public market for such Securities will develop or continue after the initial offering; therefore, these Securities involve risks in addition to the general risks of investing in common stock issued by REITs.

      The Trust may purchase securities that are not registered ("Restricted Securities") under the Securities Act, but can be offered and sold to "qualified institutional buyers" under Rule 144A under the Securities Act. Since it is not possible to predict with assurance exactly how this market for Restricted Securities sold and offered under Rule 144A will develop, the Sponsor will carefully monitor the Trust's investments in these securities, focusing on such factors, among others, as valuation, liquidity and availability of information. This investment could have the effect of increasing the level of illiquidity in the Trust to the extent that qualified institutional buyers become for a time uninterested in purchasing these Restricted Securities.

      There is no assurance that any dividends will be declared or paid in the future on the Securities. Investors should be aware that there is no assurance that the Trust's objectives will be achieved.

      LEGISLATION. From time to time Congress considers proposals to reduce the rate of the dividends-received deduction which is available to certain corporations. Enactment into law of a proposal to reduce the rate would adversely affect the after-tax return to investors who can take advantage of the deduction. Investors are urged to consult their own tax advisers. Further, at any time after the Initial Date of Deposit, legislation may be enacted, with respect to the Securities in the Trust or the issuers of the Securities. Changing approaches to regulation, particularly with respect to the real estate industry, may have a negative impact on certain companies represented in the Trust. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Trust or will not impair the ability of the issuers of the Securities to achieve their business goals.

      LEGAL PROCEEDINGS AND LITIGATION. At any time after the Initial Date of Deposit, legal proceedings may be initiated on various grounds, or legislation may be enacted, with respect to the Securities in the Trust or to matters involving the business of the issuer of the Securities. There can be no assurance that future legal proceedings or legislation will not have a material adverse impact on the Trust or will not impair the ability of the issuers of the Securities to achieve their business and investment goals.

      REAL ESTATE INVESTMENT TRUSTS. General. Since the Trust will consist entirely of shares issued by REITs, an investment in the Trust will be subject to varying degrees of risk generally incident to the ownership of real property (in addition to securities market risks) and will involve more risk than a portfolio of common stocks that is not concentrated in a particular industry or a group of industries.* The underlying value of the Trust's Securities and the Trust's ability to make distributions to its Certificateholders may be adversely affected by adverse changes in national economic conditions, adverse changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses,


--------
* A Trust is considered to be "concentrated" in a particular industry when the Securities in that industry constitute 25% or more of the total asset value of the portfolio.


                                       B-6
625311.2
regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skills, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of the REITs in the Trust.

      REITs have been compared to bond equivalents (paying to the REIT holder their pro rata share of the REIT's annual taxable income). In general, the value of bond equivalents change as the general levels of interest rates fluctuate. When interest rates decline, the value of a bond equivalent portfolio invested at higher yields can be expected to rise. Conversely, when interest rates rise, the value of a bond equivalent portfolio invested at lower yields can be expected to decline. Consequently, the value of the REITs may at times be particularly sensitive to devaluation in the event of rising interest rates. Equity REITs are less likely to be affected by interest rate fluctuations than Mortgage REITs and the nature of the underlying assets of an Equity REIT, i.e., investments in real property, may be considered more tangible than that of a Mortgage REIT. Equity REITs are more likely to be adversely affected by changes in the value of the underlying property it owns than Mortgage REITs.

      REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, and office buildings; the impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware that REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for tax-free pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause the REIT to experience delays in enforcing its rights as mortgagee or lessor and to incur significant costs related to protecting its investments.

      Uninsured Losses. The issuer of REITs generally maintain comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes and floods, that may be uninsurable or not economically insurable, or with respect to which the REIT chooses to self-insure, as to which the REITs properties are at risk in their particular locales. The management of REIT issuers use their discretion in determining amounts, coverage limits and deductibility provisions of insurance, with a view to requiring appropriate insurance on their investments at a reasonable cost and on suitable terms. This may result in insurance coverage that in the event of a substantial loss would not be sufficient to pay the full current market value or current replacement cost of the lost investment. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it infeasible to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by REITs might not be adequate to restore its economic position with respect to such property.

      Environmental Liability. Under various federal, state, and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that one or more of the REITs in the Trust may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire while such REITs are held in the Trust.

      Americans with Disabilities Act. Under the Americans with Disabilities Act of 1990 (the "ADA"), all public accommodations are required to meet certain federal requirements related to physical access and use by disabled persons. In

                                       B-7
625311.2
the event that any of the REITs in the Trust invest in or hold mortgages in real estate properties subject to ADA, a determination that any such properties are not in compliance with the ADA could result in imposition of fines or an award of damages to private litigants. If any of the REITs in the Trust were required to make modifications to comply with the ADA, the REITs ability to make expected distributions to the Trust, could be adversely affected; thus, adversely affecting the ability of the Trust to make distributions to Unitholders.

      Property Taxes. Real estate generally is subject to real property taxes. The real property taxes on the properties underlying the REITs in the Trust may increase or decrease as property tax rates change and as the properties are assessed or reassessed by taxing authorities.

      Liquidity. Although the Securities in the Trust are listed on a national securities exchange or NASDAQ National Market System, real estate investments, the primary holdings of each of the Securities in the Trust, are relatively illiquid. Therefore, the ability of the issuers of the Securities in the Trust to vary their portfolios in response to changes in economic and other conditions will be limited and, hence, may adversely affect the value of the Units. There can be no assurance that any issuer of a Security will be able to dispose of its underlying real estate assets when they find disposition advantageous or necessary or that the sale price of any disposition will recoup or exceed the amount of their investment.

      GENERALLY. There is no assurance that any dividends will be declared or paid in the future on the Securities. Investors should be aware that there is no assurance that the Trust's objective will be achieved.

                                 PUBLIC OFFERING

      OFFERING PRICE. In calculating the Public Offering Price, the aggregate value of the Securities is determined in good faith by the Trustee on each "Business Day" as defined in the Indenture in the following manner: because the Securities are listed on a national securities exchange, this evaluation is based on the closing sale prices on that exchange as of the Evaluation Time (unless the Trustee deems these prices inappropriate as a basis for valuation). If the Trustee deems these prices inappropriate as a basis for evaluation, then the Trustee may utilize, at the Trust's expense, an independent evaluation service or services to ascertain the values of the Securities. The independent evaluation service shall use any of the following methods, or a combination thereof, which it deems appropriate: (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Securities on the bid side of the market or by such other appraisal deemed appropriate by the Trustee or (c) by any combination of the above, each as of the Evaluation Time.

      VOLUME AND OTHER DISCOUNTS. Units are available at a volume discount from the Public Offering Price after the initial public offering (which is expected to be only the date of this prospectus) based upon the number of Units purchased. This volume discount will result in a reduction of the sales charge applicable to such purchases. The amount of the volume discount and the approximate reduced sales charge on the Public Offering Price applicable to such purchases are as follows:


           NUMBER OF UNITS                   APPROXIMATE REDUCED SALES CHARGE

      10,000 but less than 25,000                            %
      25,000 but less than 50,000                            %
      50,000 but less than 75,000                            %
      75,000 but less than 100,000                           %
      100,000 or more                                        %


                                       B-8
625311.2

      Commencing ________ 1, 1999 the sales charge will be reduced as follows:

           NUMBER OF UNITS                     APPROXIMATE REDUCED SALES CHARGE

      10,000 but less than 25,000                               %
      25,000 but less than 50,000                               %
      50,000 but less than 75,000                               %
      75,000 but less than 100,000                              %
      100,000 or more                                           %

      These discounts will apply to all purchases of Units by the same purchaser after the initial public offering period. Units purchased by the same purchasers in separate transactions after the initial public offering period will be aggregated for purposes of determining if such purchaser is entitled to a discount provided that such purchaser must own at least the required number of Units at the time such determination is made. Units held in the name of the spouse of the purchaser or in the name of a child of the purchaser under 21 years of age are deemed for the purposes hereof to be registered in the name of the purchaser. The discount is also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

      Employees (and their immediate families) of Reich & Tang Distributors, Inc. (and its affiliates) and of the special counsel to the Sponsor, may, pursuant to employee benefit arrangements, purchase Units of the Trust at a price equal to the aggregate value of the underlying securities in the Trust after the initial offering period, divided by the number of Units outstanding at no sales charge. Such arrangements result in less selling effort and selling expenses than sales to employee groups of other companies. Resales or transfers of Units purchased under the employee benefit arrangements may only be made through the Sponsor's secondary market, so long as it is being maintained.

      Investors in any open-end management investment company or unit investment trust that have purchased their investment within a five-year period prior to the date of this Prospectus can purchase Units of the Trust in an amount not greater in value than the amount of said investment made during this five-year period at a reduced sales charge of % of the public offering price.

      Units may be purchased in the primary or secondary market at the Public Offering Price (for purchases which do not qualify for a volume discount) less the concession the Sponsor typically allows to brokers and dealers for purchases (see "Public Offering--Distribution of Units") by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who, for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive the volume discount.

      DISTRIBUTION OF UNITS. During the initial offering period and thereafter to the extent additional Units continue to be offered by means of this Prospectus, Units will be distributed by the Sponsor and dealers at the Public Offering Price. The initial offering period is thirty days after each deposit of Securities in the Trust and the Sponsor may extend the initial

                                       B-9
625311.2
offering period for successive thirty day periods. Certain banks and thrifts will make Units of the Trust available to their customers on an agency basis. A portion of the sales charge paid by their customers is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have indicated that these particular agency transactions are permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law.

      The Sponsor intends to qualify the Units for sale in substantially all States through dealers who are members of the National Association of Securities Dealers, Inc. Units may be sold to dealers at prices which represent a concession of up to 2.0% per Unit, subject to the Sponsor's right to change the dealers' concession from time to time. In addition, for transactions of at least 100,000 Units or more, the Sponsor intends to negotiate the applicable sales charge and such charge will be disclosed to any such purchaser. Such Units may then be distributed to the public by the dealers at the Public Offering Price then in effect. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units. The Sponsor reserves the right to change the discounts from time to time.

      Broker-dealers of the Trust, banks and/or others are eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their registered representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts or under which the Sponsor will reallow to any such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying brokers, dealers, banks and/or others for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsor out of their own assets and not out of the assets of the Trust. These programs will not change the price Unitholders pay for their Units or the amount that the Trust will receive from the Units sold.

      SPONSOR'S PROFITS. The Sponsor may realize a profit on the deposit of the Securities in the Trust representing the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust (See "Portfolio"). The Sponsor may realize profits or sustain losses with respect to Securities deposited in the Trust which were acquired from underwriting syndicates of which they were a member. The Sponsor will also realize a profit in an amount of up to ___% of the market value by virtue of buying such Securities in underwritten transactions at prices below their market value (see "The Trust - Portfolio Acquisition").

      During the initial offering period and thereafter to the extent additional Units continue to be offered by means of this Prospectus, the Underwriter may also realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the aggregate value of the Securities and hence in the Public Offering Price received by the Sponsor for the Units. Cash, if any, made available to the Sponsor prior to settlement date for the purchase of Units may be used in the Sponsor's business subject to the limitations of 17 CFR 240.15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the Sponsor.

      Both upon acquisition of Securities and termination of the Trust, the Trustee may utilize the services of the Sponsor for the purchase or sale of all or a portion of the Securities in the Trust. The Sponsor may receive brokerage commissions from the Trust in connection with such purchases and sales in accordance with applicable law.


                                      B-10
625311.2

      In maintaining a market for the Units (see "Sponsor Repurchase") the Sponsor will realize profits or sustain losses in the amount of any difference between the price at which it buys Units and the price at which it resells such Units.

                              RIGHTS OF UNITHOLDERS

      OWNERSHIP OF UNITS. Ownership of Units of the Trust will either be evidenced by registered Certificates executed by the Trustee and the Sponsor or will be recorded in book-entry form at Depository Trust Company ("DTC") through an investor's broker's account. Units may be purchased and Certificates may be issued in denominations of one hundred or more Units.

      Any Certificates issued are transferable by presentation and surrender to the Trustee properly endorsed and/or accompanied by a written instrument or instruments of transfer. Although no such charge is presently made or contemplated, the Trustee may require a Unitholder to pay $2.00 for each Certificate reissued or transferred and any governmental charge that may be imposed in connection with each such transfer or interchange. Mutilated, destroyed, stolen or lost Certificates will be replaced upon delivery of satisfactory indemnity and payment of expenses incurred.

      Units held through DTC will be deposited by the Sponsor with DTC in the Sponsor's DTC account and registered in the nominee name CEDE & CO. Individual purchases of beneficial ownership interest in the Trust may be made in book-entry form through DTC. Ownership and transfer of Units will be evidenced and accomplished directly and indirectly by bookentries made by DTC and its participants. DTC will record ownership and transfer of the Units among DTC participants and forward all notices and credit all payments received in respect of the Units held by the DTC participants. Beneficial owners of Units will receive written confirmation of their purchases and sale from the broker-dealer or bank from whom their purchase was made. Units are transferable by making a written request property accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the Unit Holder. Holders must sign such written request exactly as their names appear on the records of the Trust. Such signatures must be guaranteed by a commercial bank or trust company, savings and loan association or by a member firm of a national securities exchange.

      DISTRIBUTIONS. Dividends received by the Trust are credited by the Trustee to an Income Account for the Trust. Other receipts, including the proceeds of Securities disposed of, are credited to a Principal Account for the Trust.

      Distributions to each Unitholder from the Income Account are computed as of the close of business on each Record Date for the following payment date and consist of an amount substantially equal to such Unitholder's pro rata share of the income credited to the Income Account, less expenses. Distributions from the Principal Account of the Trust (other than amounts representing failed contracts, as previously discussed) will be computed as of each Record Date, and will be made to the Unitholders of the Trust on or shortly after the Distribution Date. Proceeds representing principal received from the disposition of any of the Securities between a Record Date and a Distribution Date which are not used for redemptions of Units will be held in the Principal Account and not distributed until the next Distribution Date. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the Distribution Date after such purchase.

      As of each Record Date, the Trustee will deduct from the Income Account of the Trust, and, to the extent funds are not sufficient therein, from the Principal Account of the Trust, amounts necessary to pay the expenses of the Trust (as determined on the basis set forth under "Trust Expenses and Charges"). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any applicable taxes or other governmental charges that may be payable out of the Trust. Amounts so withdrawn shall not be considered a part of such Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Principal Accounts such amounts as may be necessary to cover redemptions of Units by the Trustee.

                                      B-11
625311.2

      The dividend distribution per 100 Units, if any, cannot be anticipated and may be paid as Securities are redeemed, exchanged or sold, or as expenses of the Trust fluctuate. No distribution need be made from the Income Account or the Principal Account until the balance therein is an amount sufficient to distribute $1.00 per 100 Units.

      RECORDS. The Trustee shall furnish Unitholders in connection with each distribution a statement of the amount of dividends and interest, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per 100 Units. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Unitholder of record, a statement showing
(a) as to the Income Account: dividends, interest and other cash amounts received, amounts paid for purchases of Substitute Securities and redemptions of Units, if any, deductions for applicable taxes and fees and expenses of the Trust, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year; (b) as to the Principal Account: the dates of disposition of any Securities and the net proceeds received therefrom, deductions for payments of applicable taxes and fees and expenses of the Trust, amounts paid for purchases of Substitute Securities and redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year; (c) a list of the Securities held, a list of Securities purchased, sold or otherwise disposed of during the calendar year and the number of Units outstanding on the last business day of such calendar year; (d) the Redemption Price per 100 Units based upon the last computation thereof made during such calendar year; and (e) amounts actually distributed to Unitholders during such calendar year from the Income and Principal Accounts, separately stated, of the Trust, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year.

      The Trustee shall keep available for inspection by Unitholders at all reasonable times during usual business hours, books of record and account of its transactions as Trustee, including records of the names and addresses of Unitholders, Certificates issued or held, a current list of Securities in the portfolio and a copy of the Trust Agreement.

                                   TAX STATUS

      The following is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). Unitholders should consult their tax advisers in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units.

      In rendering the opinion set forth below, Battle Fowler LLP has examined the Agreement, the final form of Prospectus dated the date hereof (the "Prospectus") and the documents referred to therein, among others, and has relied on the validity of said documents and the accuracy and completeness of the facts set forth therein. In the Opinion of Battle Fowler LLP, special counsel for the Sponsor, under existing law:

           1. The Trust will be classified as a grantor trust for Federal income tax purposes and not as a partnership or association taxable as a corporation. Classification of the Trust as a grantor trust will cause the Trust not to be subject to Federal income tax, and will cause the Unitholders of the Trust to be treated for Federal income tax purposes as the owners of a pro rata portion of the assets of the Trust. All income received by the Trust will be treated as income of the Unitholders in the manner set forth below.


                                      B-12
625311.2

           2. The Trust is not subject to the New York Franchise Tax on Business Corporations or the New York City General Corporation Tax. For a Unitholder who is a New York resident, however, a pro rata portion of all or part of the income of the Trust will be treated as income of the Unitholder under the income tax laws of the State and City of New York. Similar treatment may apply in other states.

           3. During the 90-day period subsequent to the initial issuance date, the Sponsor reserves the right to deposit Additional Securities that are substantially similar to those establishing the Trust. This retained right falls within the guidelines promulgated by the Internal Revenue Service ("IRS") and should not affect the taxable status of the Trust.

      A taxable event will generally occur with respect to each Unitholder when the Trust disposes of a Security (whether by sale, exchange or redemption) or upon the sale, exchange or redemption of Units by such Unitholder. The price a Unitholder pays for his Units, including sales charges, is allocated among his pro rata portion of each Security held by the Trust (in proportion to the fair market values thereof on the date the Unitholder purchases his Units) in order to determine his initial cost for his pro rata portion of each Security held by the Trust.

      For Federal income tax purposes, a Unitholder's pro rata portion of dividends paid with respect to a Security held by a Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits" as defined by Section 316 of the Code. A Unitholder's pro rata portion of dividends paid on such Security that exceed such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security will generally be treated as capital gain.

      The Trust will own shares in REITs, entities that have elected and qualified for the special tax treatment applicable to "regulated investment companies." A number of complex requirements must be satisfied in order for REIT status to be maintained. If the REIT distributes 95% or more of its real estate investment trust taxable income, subject to certain adjustments, to its shareholders, it will not be subject to Federal income tax on the amounts so distributed. Moreover, if the REIT distributes at least 85% of its ordinary income and 95% of its capital gain net income it will not be subject to the 4% excise tax on certain undistributed income of REITs. Distributions by the REIT from its earnings and profits to its shareholders will be taxable as ordinary income to such shareholders. Distributions of the REIT's net capital gain, which are designated as capital gain dividends by the REIT, will be taxable to its shareholders as long-term capital gain, regardless of the length of time the shareholders have held their investment in the REIT.

      A Unitholder's portion of gain, if any, upon the sale, exchange or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain and will be long-term if the Unitholder has held his Units for more than one year. Long-term capital gains are generally taxed at the same rates applicable to ordinary income, although individuals who realize long-term capital gains may be subject to a reduced tax rate on such gains, rather than the "regular" maximum tax rate of 39.6%. Tax rates may increase prior to the time when Unitholders may realize gains from the sale, exchange or redemption of the Units or Securities.

      A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss and will be long-term if the Unitholder has held his Units for more than one year. Capital losses are deductible to the extent of capital gains; in addition, up to $3,000 of capital losses recognized by non-corporate Unitholders may be deducted against ordinary income.

      Under Section 67 of the Code and the accompanying Regulations, a Unitholder who itemizes his deductions may also deduct his pro rata share of the fees and expenses of the Trust, but only to the extent that such amounts, together with the Unitholder's other miscellaneous deductions, exceed 2% of his adjusted gross income. The deduction of fees and expenses

                                      B-13
625311.2
may also be limited by Section 68 of the Code, which reduces the amount of itemized deductions that are allowed for individuals with incomes in excess of certain thresholds.

      After the end of each calendar year, the Trustee will furnish to each Unitholder an annual statement containing information relating to the dividends received by the Trust on the Securities, the gross proceeds received by the Trust from the disposition of any Security, and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to each Unitholder and to the Internal Revenue Service.

      A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends that are taxable as ordinary income to Unitholders which are received by the Trust from a domestic corporation under Section 243 of the Code or from a qualifying foreign corporation under Section 245 of the Code (to the extent the dividends are taxable as ordinary income, as discussed above) in the same manner as if such corporation directly owned the Securities paying such dividends. However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. Accordingly, corporate Unitholders should consult their tax adviser in this regard.

      As discussed in the section "Termination", each Unitholder may have three options in receiving his termination distributions, which are (i) to receive his pro rata share of the underlying Securities in kind, (ii) to receive cash upon liquidation of his pro rata share of the underlying Securities, or (iii) to invest the amount of cash he would receive upon the liquidation of his pro rata share of the underlying Securities in units of a future series of the Trust (if one is offered). There are special tax consequences should a Unitholder choose option (i), the exchange of the Unitholder's Units for a pro rata portion of each of the Securities held by the Trust plus cash. Treasury Regulations provide that gain or loss is recognized when there is a conversion of property into property that is materially different in kind or extent. In this instance, the Unitholder may be considered the owner of an undivided interest in all of the Trust's assets. By accepting the proportionate number of Securities of the Trust, in partial exchange for his Units, the Unitholder should be treated as merely exchanging his undivided pro rata ownership of Securities held by the Trust into sole ownership of a proportionate share of Securities. As such, there should be no material difference in the Unitholder's ownership, and therefore the transaction should be tax free to the extent the Securities are received. Alternatively, the transaction may be treated as an exchange that would qualify for nonrecognition treatment to the extent the Unitholder is exchanging his undivided interest in all of the Trust's Securities for his proportionate number of shares of the underlying Securities. In either instance, the transaction should result in a non-taxable event for the Unitholder to the extent Securities are received. However, there is no specific authority addressing the income tax consequences of an in-kind distribution from a grantor trust, and investors are urged to consult their tax advisers in this regard.

      Entities that generally qualify for an exemption from Federal income tax, such as many pension trusts, are nevertheless taxed under Section 511 of the Code on "unrelated business taxable income." Unrelated business taxable income is income from a trade or business regularly carried on by the tax-exempt entity that is unrelated to the entity's exempt purpose. Unrelated business taxable income generally does not include dividend or interest income or gain from the sale of investment property, unless such income is derived from property that is debt-financed or is dealer property. A tax-exempt entity's dividend income from the Trust and gain from the sale of Units in the Trust or the Trust's sale of Securities is not expected to constitute unrelated business taxable income to such tax-exempt entity unless the acquisition of the Unit itself is debt-financed or constitutes dealer property in the hands of the tax-exempt entity.


                                      B-14
625311.2

      Before investing in the Trust, the trustee or investment manager of an employee benefit plan (e.g., a pension or profit-sharing retirement plan) should consider among other things (a) whether the investment is prudent under the Employee Retirement Income Security Act of 1974 ("ERISA"), taking into account the needs of the plan and all of the facts and circumstances of the investment in the Trust; (b) whether the investment satisfies the diversification requirement of Section 404(a)(1)(C) of ERISA; and (c) whether the assets of the Trust are deemed "plan assets" under ERISA and the Department of Labor regulations regarding the definition of "plan assets."

      Prospective tax-exempt investors are urged to consult their own tax advisers prior to investing in the Trust.

                                    LIQUIDITY

      SPONSOR REPURCHASE. Unitholders who wish to dispose of their Units should inquire of the Sponsor as to current market prices prior to making a tender for redemption. The aggregate value of the Securities will be determined by the Trustee on a daily basis and computed on the basis set forth under "Trustee Redemption." The Sponsor does not guarantee the enforceability, marketability or price of any Securities in the Portfolio or of the Units. The Sponsor may discontinue the repurchase of Units if the supply of Units exceeds demand, or for other business reasons. The date of repurchase is deemed to be the date on which Units are received in proper form (i.e., properly endorsed) by Reich & Tang Distributors L.P., 600 Fifth Avenue, New York, New York 10020. Units received after 4 P.M., New York Time, will be deemed to have been repurchased on the next business day. In the event a market is not maintained for the Units, a Unitholder may be able to dispose of Units only by tendering them to the Trustee for redemption.

      Units purchased by the Sponsor in the secondary market may be reoffered for sale by the Sponsor at a price based on the aggregate value of the Securities in the Trust plus a 3.9% sales charge (or 4.058% of the net amount invested) plus a pro rata portion of amounts, if any, in the Income Account. Any Units that are purchased by the Sponsor in the secondary market also may be redeemed by the Sponsor if it determines such redemption to be in its best interest.

      The Sponsor may, under certain circumstances, as a service to Unitholders, elect to purchase any Units tendered to the Trustee for redemption (see "Trustee Redemption"). Factors which the Sponsor will consider in making a determination will include the number of Units of all Trusts which it has in inventory, its estimate of the saleability and the time required to sell such Units and general market conditions. For example, if in order to meet redemptions of Units the Trustee must dispose of Securities, and if such disposition cannot be made by the redemption date (three calendar days after tender), the Sponsor may elect to purchase such Units. Such purchase shall be made by payment to the Unitholder not later than the close of business on the redemption date of an amount equal to the Redemption Price on the date of tender.

      TRUSTEE REDEMPTION. At any time prior to the termination of the Trust (approximately one year from the Initial Date of Deposit), Units may also be tendered to the Trustee for redemption at its corporate trust office at 4 New York Plaza, New York, New York 10004, upon proper delivery of such Units and payment of any relevant tax. At the present time there are no specific taxes related to the redemption of Units. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be canceled. Any Certificates representing Units to be redeemed must be delivered to the Trustee and must be properly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity, as in the case of lost, stolen or mutilated Certificates). Thus, redemptions of Units cannot be effected until Certificates representing such Units have been delivered by the person seeking redemption. (See "Ownership of Units.") Unitholders must sign exactly as their names appear on the faces of their Certificates. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.


                                      B-15
625311.2

      Within three business days following a tender for redemption, the Unitholder will be entitled to receive an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time set forth under "Summary of Essential Information" in Part A on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received after the close of trading on the New York Stock Exchange (4:00 p.m. Eastern Time), the date of tender is the next day on which such Exchange is open for trading, and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.

      A Unitholder will receive his redemption proceeds in cash and amounts paid on redemption shall be withdrawn from the Income Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Securities in order to make funds available for redemptions. Such sales, if required, could result in a sale of Securities by the Trustee at a loss. To the extent Securities are sold, the size and diversity of the Trust will be reduced. The Securities to be sold will be selected by the Trustee in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of each Stock. Provision is made in the Indenture under which the Sponsor may, but need not, specify minimum amounts in which blocks of Securities are to be sold in order to obtain the best price for the Trust. While these minimum amounts may vary from time to time in accordance with market conditions, the Sponsor believes that the minimum amounts which would be specified would be approximately 100 shares for readily marketable Securities.

      The Redemption Price per Unit is the pro rata share of the Unit in the Trust determined by the Trustee on the basis of (i) the cash on hand in the Trust or moneys in the process of being collected, (ii) the value of the Securities in the Trust as determined by the Trustee, less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) the accrued expenses of the Trust and (c) cash allocated for the distribution to Unitholders of record as of the business day prior to the evaluation being made. The Trustee may determine the value of the Securities in the Trust in the following manner: because the Securities are listed on a national securities exchange, this evaluation is based on the closing sale prices on that exchange. Unless the Trustee deems these prices inappropriate as a basis for evaluation or if there is no such closing purchase price, then the Trustee may utilize, at the Trust's expense, an independent evaluation service or services to ascertain the values of the Securities. The independent evaluation service shall use any of the following methods, or a combination thereof, which it deems appropriate: (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Securities on the bid side of the market or (c) by any combination of the above.

      Any Unitholder tendering 2,500 Units or more of the Trust for redemption may request by written notice submitted at the time of tender from the Trustee in lieu of a cash redemption a distribution of shares of Securities and cash in an amount and value equal to the Redemption Price Per Unit as determined as of the evaluation next following tender. To the extent possible, in kind distributions ("In Kind Distributions") shall be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's bank or broker-dealer at The Depository Trust Company. An In Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unitholder will receive his pro rata number of whole shares of each of the Securities comprising the Trust portfolio and cash from the Principal
Accounts equal to the balance of the Redemption Price to which the tendering Unitholder is entitled. If funds in the Principal Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Securities in the manner described above.

      The Trustee is irrevocably authorized in its discretion, if the Sponsor does not elect to purchase a Unit tendered for redemption or if the Sponsor tenders a Unit for redemption, in lieu of redeeming such Unit, to sell such Unit in the over-the-counter market for the account of the tendering Unitholder at prices which will return to the Unitholder an amount in cash, net after deducting brokerage commissions, transfer taxes and other charges, equal to or in excess of the Redemption Price

                                      B-16
625311.2
for such Unit. The Trustee will pay the net proceeds of any such sale to the Unitholder on the day he would otherwise be entitled to receive payment of the Redemption Price.

      The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which disposal or evaluation of the Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. The Trustee and the Sponsor are not liable to any person or in any way for any loss or damage which may result from any such suspension or postponement.

                              TRUST ADMINISTRATION

      PORTFOLIO SUPERVISION. The Trust is a unit investment trust and is not a managed fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The Portfolio of the Trust, however, will not be managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its Securities from the portfolio. It is unlikely that the Trust will sell any of the Securities other than to satisfy redemptions of Units, or to cease buying Additional Securities in connection with the issuance of additional Units. However, the Trust Agreement provides that the Sponsor may direct the disposition of Securities upon the occurrence of certain events including: (1) default in payment of amounts due on any of the Securities; (2) institution of certain legal proceedings; (3) default under certain documents materially and adversely affecting future declaration or payment of amounts due or expected; (4) determination of the Sponsor that the tax treatment of the Trust as a grantor trust would otherwise be jeopardized; or
(5) decline in price as a direct result of serious adverse credit factors affecting the issuer of a Security which, in the opinion of the Sponsor, would make the retention of the Security detrimental to the Trust or the Unitholders.

      In addition, the Trust Agreement provides as follows:

           (a) If a default in the payment of amounts due on any Security occurs pursuant to provision (1) above and if the Sponsor fails to give immediate instructions to sell or hold that Security, the Trustee, within 30 days of that failure by the Sponsor, shall sell the Security.

           (b) It is the responsibility of the Sponsor to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new securities in exchange and substitution for any Security pursuant to a recapitalization or reorganization, if any exchange or substitution is effected notwithstanding such rejection, any securities or other property received shall be promptly sold unless the Sponsor directs that it be retained.

           (c) Any property received by the Trustee after the Initial Date of Deposit as a distribution on any of the Securities in a form other than cash or additional shares of the Securities, which shall be retained, or shall be promptly sold unless the Sponsor directs that it be retained by the Trustee. The proceeds of any disposition shall be credited to the Income or Principal Account of the Trust.

           (d) The Sponsor is authorized to increase the size and number of Units of the Trust by the deposit of Additional Securities, contracts to purchase Additional Securities or cash or a letter of credit with instructions to purchase Additional Securities in exchange for the corresponding number of additional Units from time to time subsequent to the Initial Date of Deposit, provided that the original proportionate relationship among the number of shares of each Security established on the Initial Date of Deposit is maintained to the extent practicable. The Sponsor may specify the minimum numbers

                                      B-17
625311.2
      in which Additional Securities will be deposited or purchased. If a deposit is not sufficient to acquire minimum amounts of each Security, Additional Securities may be acquired in the order of the Security most under-represented immediately before the deposit when compared to the original proportionate relationship. If Securities of an issue originally deposited are unavailable at the time of the subsequent deposit, the Sponsor may (i) deposit cash or a letter of credit with instructions to purchase the Security when it becomes available, or (ii) deposit (or instruct the Trustee to purchase) either Securities of one or more other issues originally deposited or a Substitute Security.

      TRUST AGREEMENT AND AMENDMENT. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of Unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (3) to make such other provisions in regard to matters arising thereunder as shall not adversely affect the interests of the Unitholders.

      The Trust Agreement may also be amended in any respect, or performance of any of the provisions thereof may be waived, with the consent of Unitholders evidencing 66 2/3% of the Units then outstanding for the purpose of modifying the rights of Unitholders; provided that no such amendment or waiver shall reduce any Unitholder's interest in the Trust without his consent or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of the holders of all Units. The Trust Agreement may not be amended, without the consent of the holders of all Units in the Trust then outstanding, to increase the number of Units issuable or to permit the acquisition of any Securities in addition to or in substitution for those initially deposited in such Trust, except in accordance with the provisions of the Trust Agreement. The Trustee shall promptly notify Unitholders, in writing, of the substance of any such amendment.

      TRUST TERMINATION. The Trust Agreement provides that the Trust shall terminate upon the maturity, redemption or other disposition, as the case may be, of the last of the Securities held in such Trust but in no event is it to continue beyond the Mandatory Termination Date. If the value of the Trust shall be less than the minimum amount set forth under "Summary of Essential Information" in Part A, the Trustee may, in its discretion, and shall, when so directed by the Sponsor, terminate the Trust. The Trust may also be terminated at any time with the consent of the Unitholders representing 100% of the Units then outstanding. The Trustee may utilize the services of the Sponsor for the sale of all or a portion of the Securities in the Trust, and in so doing, the Sponsor will determine the manner, timing and execution of the sales of the underlying Securities. Any brokerage commissions received by the Sponsor from the Trust in connection with such sales will be in accordance with applicable law. In the event of termination, written notice thereof will be sent by the Trustee to all Unitholders. Such notice will provide Unitholders with the following three options by which to receive their pro rata share of the net asset value of the Trust and requires their election of one of the three options by notifying the Trustee prior to the commencement of the Liquidation Period by returning a properly completed election request (to be supplied to Unitholders at least 20 days prior to such date) (see Part A--"Summary of Essential Information" for the date of the commencement of the Liquidation Period):

           1. A Unitholder who owns at least 2,500 units and whose interest in the Trust would entitle him to receive at least one share of each underlying Security will have his Units redeemed on commencement of the Liquidation Period by distribution of the Unitholder's pro rata share of the net asset value of the Trust on such date distributed in kind to the extent represented by whole shares of underlying Securities and the balance in cash within three business days next following the commencement of the Liquidation Period. Unitholders subsequently selling such distributed Securities will incur brokerage costs when disposing of such Securities. Unitholders should consult their own tax adviser in this regard;

           2. to receive in cash such Unitholder's pro rata share of the net asset value of the Trust derived from the sale by the Sponsor as the agent of the Trustee of the underlying Securities over the Liquidation Period. The Unitholder's pro

                                      B-18
625311.2
      rata share of its net assets of the Trust will be distributed to such Unitholder within three days of the settlement of the trade of the last Security to be sold; or

           3. to invest such Unitholder's pro rata share of the net assets of the Trust derived from the sale by the Sponsor as agent of the Trustee of the underlying Securities over the Liquidation Period, in units of a subsequent series of Equity Securities Trust (the "New Series"), provided one is offered. It is expected that a special redemption and liquidation will be made of all Units of this Trust held by a Unitholder (a "Rollover Unitholder") who affirmatively notifies the Trustee on or prior to the Rollover Notification Date set forth in the "Summary of Essential Information" for the Trust in Part A. The Units of a New Series will be purchased by the Unitholder within three business days of the settlement of the trade for the last Security to be sold. Such purchaser will be entitled to a reduced sales load upon the purchase of units of the New Series. It is expected that the terms of the New Series will be substantially the same as the terms of the Trust described in this Prospectus, and that similar options with respect to the termination of such New Series will be available. The availability of this option does not constitute a solicitation of an offer to purchase Units of a New Series or any other security. A Unitholder's election to participate in this option will be treated as an indication of interest only. At any time prior to the purchase by the Unitholder of units of a New Series such Unitholder may change his investment strategy and receive, in cash, the proceeds of the sale of the Securities. An election of this option will not prevent the Unitholder from recognizing taxable gain or loss (except in the case of a loss, if and to the extent the New Series is treated as substantially identical to the Trust) as a result of the liquidation, even though no cash will be distributed to pay any taxes. Unitholders should consult their own tax advisers in this regard.

      Unitholders who do not make any election will be deemed to have elected to receive the termination distribution in cash (option number 2).

      The Sponsor has agreed to effect the sales of underlying securities for the Trustee in the case of the second and third options over a period not to exceed days immediately following the commencement of the Liquidation Period free of brokerage commissions. The Sponsor, on behalf of the Trustee, will sell, unless prevented by unusual and unforeseen circumstances, such as, among other reasons, a suspension in trading of a Security, the close of a stock exchange, outbreak of hostilities and collapse of the economy, on each business day during the Liquidation Period at least a number of shares of each Security which then remains in the portfolio based on the number of shares of each issue in the portfolio) multiplied by a fraction the numerator of which is one and the denominator of which is the number of days remaining in the Liquidation Period. The Redemption Price per 100 Units upon the settlement of the last sale of Securities during the Liquidation Period will be distributed to Unitholders in redemption of such Unitholders' interest in the Trust.

      Depending on the amount of proceeds to be invested in Units of the New Series and the amount of other orders for Units in the New Series, the Sponsor may purchase a large amount of securities for the New Series in a short period of time. The Sponsor's buying of securities may tend to raise the market prices of these securities. The actual market impact of the Sponsor's purchases, however, is currently unpredictable because the actual amount of securities to be purchased and the supply and price of those securities is unknown. A similar problem may occur in connection with the sale of Securities during the Liquidation Period; depending on the number of sales required, the prices of and demand for Securities, such sales may tend to depress the market prices and thus reduce the proceeds of such sales. The Sponsor believes that the sale of underlying Securities over the Liquidation Period as described above is in the best interest of a Unitholder and may mitigate the negative market price consequences stemming from the trading of large amounts of Securities. The Securities may be sold in fewer than days if, in the Sponsor's judgment, such sales are in the best interest of Unitholders. The Sponsor, in implementing such sales of securities on behalf of the Trustee, will seek to maximize the sales proceeds and will act in the best interests of the Unitholders. There can be no assurance, however, that any adverse price consequences of heavy trading will be mitigated.


                                      B-19
625311.2

      It is expected (but not required) that the Sponsor will generally follow the following guidelines in selling the Securities: for highly liquid Securities, the Sponsor will generally sell Securities on the first day of the Liquidation Period; for less liquid Securities, on each of the first two days of the Liquidation Period, the Sponsor will generally sell any amount of any underlying Securities at a price no less than 1/2 of one point under the last closing sale price of those Securities. On each of the following two days, the price limit will increase to one point under the last closing sale price. After four days, the Sponsor intends to sell at least a fraction of the remaining underlying Securities, the numerator of which is one and the denominator of which is the total number of days remaining (including that day) in the Liquidation Period, without any price restrictions.

      The Sponsor may for any reason, in its sole discretion, decide not to sponsor any subsequent series of the Trust, without penalty or incurring liability to any Unitholder. If the Sponsor so decides, the Sponsor will notify the Trustee of that decision, and the Trustee will notify the Unitholders before the commencement of the Liquidation Period. All Unitholders will then elect either option 1, if eligible, or option 2.

      By electing to "rollover" in the New Series, the Unitholder indicates his interest in having his terminating distribution from the Trust invested only in the New Series created following termination of the Trust; the Sponsor expects, however, that a similar reinvestment program will be offered with respect to all subsequent series of the Trust, thus giving Unitholders a yearly opportunity to elect to roll their terminating distributions into a New Series. The availability of the reinvestment privilege does not constitute a solicitation of offers to purchase units of a New Series or any other security. A Unitholder's election to participate in the reinvestment program will be treated as an indication of interest only. The Sponsor intends to coordinate the date of deposit of a future series so that the terminating trust will terminate contemporaneously with the creation of a New Series. The Sponsor reserves the right to modify, suspend or terminate the reinvestment privilege at any time.

      THE SPONSOR. The Sponsor, Reich & Tang Distributors, Inc., a Delaware corporation, is engaged in the brokerage business and is a member of the National Association of Securities Dealers, Inc. Reich & Tang is also a registered investment advisor. Reich & Tang maintains its principal business offices at 600 Fifth Avenue, New York, New York 10020. The sole shareholder of the Sponsor, Reich & Tang Asset Management, Inc. ("RTAM Inc."), is wholly owned by NEIC Holdings, Inc. which, effective December 29, 1997, is wholly owned by NEIC Operating Partnership, L.P. ("NEICOP"). The general partners of NEICOP are New England Investment Companies, Inc. ("NEIC") and New England Investment
Companies, L.P. ("NEIC LP") which is owned approximately 99% by public Unitholders and whose general partner is NEIC. NEICOP, with a principal place of business at 399 Boyston Street, Boston, MA 02116, is a holding company of firms engaged in the securities and investment advisory business. These affiliates in the aggregate are investment advisors or managers to over 80 registered investment companies. Reich & Tang is Sponsor (and Company-Sponsor, as the case may be) for numerous series of unit investment trusts, including New York Municipal Trust, Series 1 (and Subsequent Series), Municipal Securities Trust, Series 1 (and Subsequent Series), 1st Discount Series (and Subsequent Series), Multi-State Series 1 (and Subsequent Series), Mortgage Securities Trust, Series 1 (and Subsequent Series), Insured Municipal Securities Trust, Series 1 (and Subsequent Series) and 5th Discount Series (and Subsequent Series), Equity Securities Trust, Series 1, Signature Series, Gabelli Communications Income Trust (and Subsequent Series) and Schwab Trusts.

      NEIC is wholly owned by MetLife New England Holdings, Inc., a wholly-owned subsidiary of Metropolitan Life Insurance Company ("MetLife"). Effective December 30, 1997, MetLife owns approximately 47% of the limited partnership interests of NEICOP.

      MetLife is a mutual life insurance company with assets of $297.6 billion at December 31, 1996. It is the second largest life insurance company in the United States in terms of total assets. MetLife provides a wide range of insurance and investment products and services to individuals and groups and is the leader among United States life insurance companies in terms of total

                                      B-20
625311.2
life insurance in force, which exceeded $1.6 trillion at December 31, 1996 for MetLife and its insurance affiliates. MetLife and its affiliates provide insurance or other financial services to approximately 36 million people worldwide.

      The information included herein is only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. The Sponsor will be under no liability to Unitholders for taking any action, or refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

      The Sponsor may resign at any time by delivering to the Trustee an instrument of resignation executed by the Sponsor. If at any time the Sponsor shall resign or fail to perform any of its duties under the Trust Agreement or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may either (a) appoint a successor Sponsor;
(b) terminate the Trust Agreement and liquidate the Trust; or (c) continue to act as Trustee without terminating the Trust Agreement. Any successor Sponsor appointed by the Trustee shall be satisfactory to the Trustee and, at the time of appointment, shall have a net worth of at least $1,000,000.

      THE TRUSTEE. The Trustee is The Chase Manhattan Bank with its principal executive office located at 270 Park Avenue, New York, New York 10017 (800) 428-8890 and its unit investment trust office at 4 New York Plaza, New York, New York 10004. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

      The Trustee shall not be liable or responsible in any way for taking any action, or for refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment; or for any disposition of any moneys, Securities or Certificates in accordance with the Trust Agreement, except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties; provided, however, that the Trustee shall not in any event be liable or responsible for any evaluation made by any independent evaluation service employed by it. In addition, the Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or the Trust which it may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities pursuant to the Trust Agreement.

      For further information relating to the responsibilities of the Trustee under the Trust Agreement, reference is made to the material set forth under "Rights of Unitholders."

      The Trustee may resign by executing an instrument in writing and filing the same with the Sponsor, and mailing a copy of a notice of resignation to all Unitholders. In such an event the Sponsor is obligated to appoint a successor Trustee as soon as possible. In addition, if the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. If upon resignation of the Trustee no successor has been appointed and has accepted the appointment within thirty days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of the Trustee becomes effective only when the successor Trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor Trustee. Upon execution of a written acceptance of such appointment by such successor Trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor.

      Any corporation into which the Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the Trustee shall be a party, shall be the successor Trustee. The Trustee must

                                      B-21
625311.2
always be a banking corporation organized under the laws of the United States or any State and have at all times an aggregate capital, surplus and undivided profits of not less than $2,500,000.


      THE PORTFOLIO CONSULTANT. The Portfolio Consultant is AEW Capital Management, L.P., a registered investment advisor whose origins date back to 1981. AEW focuses exclusively on the management of investments in real estate on behalf of corporate and public pension funds, university endowments and private investors. The firm is a wholly owned subsidiary of NEICOP, an NYSE-listed firm with approximately $118 billion in assets under management through its 14 subsidiaries, divisions and affiliates. As of the date of this prospectus, the Portfolio Consultant managed over $5 billion of real estate equity and debt investments on behalf of more than 200 institutional investors.

      The  Portfolio  Consultant  is not a Sponsor of the Trust.  The  Portfolio
Consultant has been retained by the Sponsor, at its expense, to utilize its equity expertise in selecting the Securities deposited in the Trust. The Portfolio Consultant's only responsibility with respect to the Trust, in addition to its role in Portfolio selection, is to monitor the Securities of the Portfolio and make recommendations to the Sponsor regarding the disposition of the Securities held by the Trust. The responsibility of monitoring the Securities of the Portfolio means that if the Portfolio Consultant's views materially change regarding the appropriateness of an investment in any Security then held in the Trust based upon the investment objectives, guidelines, terms, parameters, policies and restrictions supplied to the Portfolio Consultant by the Sponsor, the Portfolio Consultant will notify the Sponsor of such change to the extent consistent with applicable legal requirements. The Sponsor is not obligated to adhere to the recommendations of the Portfolio Consultant regarding the disposition of Securities. The Sponsor has the sole authority to direct the Trust to dispose of Securities under the Trust Agreement. The Portfolio Consultant has no other responsibilities or obligations to the Trust or the Unitholders.

      The Portfolio Consultant may resign or may be removed by the Sponsor at any time on sixty days' prior notice. The Sponsor shall use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Portfolio Consultant. If upon resignation of the Portfolio Consultant no successor has accepted appointment within sixty days after notice of resignation, the Sponsor has agreed to perform this function.

      EVALUATION OF THE TRUST. The value of the Securities in the Trust portfolio is determined in good faith by the Trustee on the basis set forth under "Public Offering--Offering Price." The Sponsor and the Unitholders may rely on any evaluation furnished by the Trustee and shall have no responsibility for the accuracy thereof. Determinations by the Trustee under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Trustee shall be under no liability to the Sponsor or Unitholders for errors in judgment, except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. The Trustee, the Sponsor and the Unitholders may rely on any evaluation furnished to the Trustee by an independent evaluation service and shall have no responsibility for the accuracy thereof.

                           TRUST EXPENSES AND CHARGES

      All or a portion of the expenses incurred in creating and establishing the Trust, including the cost of the initial preparation and execution of the Trust Agreement, registration of the Trust and the Units under the Investment Company Act of 1940 and the Securities Act of 1933, the initial fees and expenses of the Trustee, legal expenses and other actual out-of-pocket expenses, will be paid by the Trust and charged to capital over the life of the Trust. Offering costs, including the costs of registering securities with the Securities and Exchange Commission and the states, will be charged to capital over the term of the initial

                                      B-22
625311.2
offering period, which may be between 30 and 90 days. All advertising and selling expenses, as well as any organizational expenses not paid by the Trust, will be borne by the Sponsor at no cost to the Trust.

      The Sponsor will receive for portfolio supervisory services to the Trust an Annual Fee in the amount set forth under "Summary of Essential Information" in Part A. The Sponsor's fee may exceed the actual cost of providing portfolio supervisory services for the Trust, but at no time will the total amount received for portfolio supervisory services rendered to all series of the Equity Securities Trust in any calendar year exceed the aggregate cost to the Sponsor of supplying such services in such year. (See "Portfolio Supervision.")

      The Trustee will receive, for its ordinary recurring services to the Trust, an annual fee in the amount set forth under "Summary of Essential Information" in Part A. For a discussion of the services performed by the Trustee pursuant to its obligations under the Trust Agreement, see "Trust Administration" and "Rights of Unitholders."

      The Trustee's fees applicable to a Trust are payable as of each Record Date from the Income Account of the Trust to the extent funds are available and then from the Principal Account. Both fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases in consumer prices for services as measured by the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent."

      The following additional charges are or may be incurred by the Trust: all expenses (including counsel fees) of the Trustee incurred and advances made in connection with its activities under the Trust Agreement, including the expenses and costs of any action undertaken by the Trustee to protect the Trust and the rights and interests of the Unitholders; fees of the Trustee for any extraordinary services performed under the Trust Agreement; indemnification of the Trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust; indemnification of the Sponsor for any losses, liabilities and expenses incurred in acting as sponsors of the Trust without gross negligence, bad faith or willful misconduct on its part; and all taxes and other governmental charges imposed upon the Securities or any part of the Trust (no such taxes or charges are being levied, made or, to the knowledge of the Sponsor, contemplated). The above expenses, including the Trustee's fees, when paid by or owing to the Trustee are secured by a first lien on the Trust to which such expenses are charged. In addition, the Trustee is empowered to sell the Securities in order to make funds available to pay all expenses.

      Unless the Sponsor otherwise directs, the accounts of the Trust shall be audited not less than annually by independent public accountants selected by the Sponsor. The expenses of the audit shall be an expense of the Trust. So long as the Sponsor maintains a secondary market, the Sponsor will bear any audit expense which exceeds $.50 Cents per 100 Units. Unitholders covered by the audit during the year may receive a copy of the audited financials upon request.

                                REINVESTMENT PLAN

      Income and principal distributions on Units (other than the final distribution in connection with the termination of the Trust) may be reinvested by participating in the Trust's reinvestment plan. Under the plan, the Units acquired for participants will be either Units already held in inventory by the Sponsor or new Units created by the Sponsor's deposit of Additional Securities as described in "The Trust-Organization" in this Part B. Units acquired by reinvestment will be subject to a reduced sales charge of 1.00%. Investors should inform their broker, dealer or financial institution when purchasing their Units if they wish to participate in the reinvestment plan. Thereafter, Unitholders should contact their broker, dealer or financial institution if they wish to modify or terminate their election to participate in the reinvestment plan. In order to enable a Unitholder to participate in the reinvestment plan with respect to a particular distribution on their Units, such notice must be made at least three business days prior to the Record Day for such distribution. Each subsequent distribution of income or principal on the

                                      B-23
625311.2
participant's Units will be automatically applied by the Trustee to purchase additional Units of the Trust. The Sponsor reserves the right to demand, modify or terminate the reinvestment plan at any time without prior notice. The reinvestment plan for the Trust may not be available in all states.

                     EXCHANGE PRIVILEGE AND CONVERSION OFFER

      Unitholders will be able to elect to exchange any or all of their Units of this Trust for Units of one or more of any available series of Equity Securities Trust, Insured Municipal Securities Trust, Municipal Securities Trust, New York Municipal Trust or Mortgage Securities Trust (the "Exchange Trusts") subject to a reduced sales charge as set forth in the prospectus of the Exchange Trust (the "Exchange Privilege"). Unit owners of any registered unit investment trust for which there is no active secondary market in the units of such trust (a "Redemption Trust") will be able to elect to redeem such units and apply the proceeds of the redemption to the purchase of available Units of one or more series of an Exchange Trust (the "Conversion Trusts") at the Public Offering Price for units of the Conversion Trust subject to a reduced sales charge as set forth in the prospectus of the Conversion Trust (the "Conversion Offer"). Under the Exchange Privilege, the Sponsor's repurchase price during the initial offering period of the Units being surrendered will be based on the market value of the Securities in the Trust portfolio or on the aggregate offer price of the Bonds in the other Trust Portfolios; and, after the initial offering period has been completed, will be based on the aggregate bid price of the securities in the particular Trust portfolio. Under the Conversion Offer, units of the Redemption Trust must be tendered to the trustee of such trust for redemption at the redemption price determined as set forth in the relevant Redemption Trust's prospectus. Units in an Exchange or Conversion Trust will be sold to the Unitholder at a price based on the aggregate offer price of the securities in the Exchange or Conversion Trust portfolio (or for units of Equity Securities Trust, based on the market value of the underlying securities in the trust portfolio) during the initial public offering period of the Exchange or Conversion Trust; and after the initial public offering period has been completed, based on the aggregate bid price of the securities in the Exchange or Conversion Trust Portfolio if its initial offering has been completed plus accrued interest (or for units of Equity Securities Trust, based on the market value of the underlying securities in the trust portfolio) and a reduced sales charge.

      Except for Unitholders who wish to exercise the Exchange Privilege or Conversion Offer within the first five months of their purchase of Units of the Exchange or Redemption Trust, any purchaser who purchases Units under the Exchange Privilege or Conversion Offer will pay a lower sales charge than that which would be paid for the Units by a new investor. For Unitholders who wish to exercise the Exchange Privilege or Conversion Offer within the first five months of their purchase of Units of the Exchange or Redemption Trust, the sales charge applicable to the purchase of units of an Exchange or Conversion Trust shall be the greater of (i) the reduced sales charge or (ii) an amount which when coupled with the sales charge paid by the Unitholder upon his original purchase of Units of the Exchange or Redemption Trust would equal the sales charge applicable in the direct purchase of units of an Exchange or Conversion Trust.

      In order to exercise the Exchange Privilege the Sponsor must be maintaining a secondary market in the units of the available Exchange Trust. The Conversion Offer is limited only to unit owners of any Redemption Trust. Exercise of the Exchange Privilege and the Conversion Offer by Unitholders is subject to the following additional conditions (i) at the time of the Unitholder's election to participate in the Exchange Privilege or the Conversion Offer, there must be units of the Exchange or Conversion Trust available for sale, either under the initial primary distribution or in the Sponsor's secondary market, (iii) exchanges will be effected in whole units only, (iv) Units of the Mortgage Securities Trust may only be acquired in blocks of 1,000 Units and (v) Units of the Equity Securities Trust may only be acquired in blocks of 100 Units. Unitholders will not be permitted to advance any funds in excess of their redemption in order to complete the exchange. Any excess proceeds received from a Unitholder for exchange, or from units being redeemed for conversion, will be remitted to such Unitholder.


                                      B-24
625311.2

      The Sponsor reserves the right to suspend, modify or terminate the Exchange Privilege and/or the Conversion Offer. The Sponsor will provide Unitholders of the Trust with 60 days' prior written notice of any termination or material amendment to the Exchange Privilege or the Conversion Offer, provided that, no notice need be given if (i) the only material effect of an amendment is to reduce or eliminate the sales charge payable at the time of the exchange, to add one or more series of the Trust eligible for the Exchange
Privilege or the Conversion Offer, to add any new unit investment trust sponsored by Reich & Tang or a sponsor controlled by or under common control with Reich & Tang, or to delete a series which has been terminated from eligibility for the Exchange Privilege or the Conversion Offer, (ii) there is a suspension of the redemption of units of an Exchange or Conversion Trust under
Section 22(e) of the Investment Company Act of 1940, or (iii) an Exchange Trust temporarily delays or ceases the sale of its units because it is unable to invest amounts effectively in accordance with its investment objectives, policies and restrictions. During the 60-day notice period prior to the termination or material amendment of the Exchange Privilege described above, the Sponsor will continue to maintain a secondary market in the units of all Exchange Trusts that could be acquired by the affected Unitholders. Unitholders may, during this 60-day period, exercise the Exchange Privilege in accordance with its terms then in effect.

      To exercise the Exchange Privilege, a Unitholder should notify the Sponsor of his desire to exercise his Exchange Privilege. To exercise the Conversion Offer, a unit owner of a Redemption Trust should notify his retail broker of his desire to redeem his Redemption Trust Units and use the proceeds from the redemption to purchase Units of one or more of the Conversion Trusts. If Units of a designated, outstanding series of an Exchange or Conversion Trust are at the time available for sale and such Units may lawfully be sold in the state in which the Unitholder is a resident, the Unitholder will be provided with a current prospectus or prospectuses relating to each Exchange or Conversion Trust in which he indicates an interest. He may then select the Trust or Trusts into which he desires to invest the proceeds from his sale of Units. The exchange transaction will operate in a manner essentially identical to a secondary market transaction except that units may be purchased at a reduced sales charge. The conversion transaction will be handled entirely through the unit owner's retail broker. The retail broker must tender the units to the trustee of the Redemption Trust for redemption and then apply the proceeds to the redemption toward the purchase of units of a Conversion Trust at a price based on the aggregate offer or bid side evaluation per Unit of the Conversion Trust, depending on which price is applicable, plus accrued interest and the applicable sales charge. The certificates must be surrendered to the broker at the time the redemption order is placed and the broker must specify to the Sponsor that the purchase of Conversion Trust Units is being made pursuant to the Conversion Offer. The unit owner's broker will be entitled to retain a portion of the sales charge.

      TAX CONSEQUENCES OF THE EXCHANGE PRIVILEGE AND THE CONVERSION OFFER. A surrender of Units pursuant to the Exchange Privilege or the Conversion Offer will constitute a "taxable event" to the Unitholder under the Internal Revenue Code. The Unitholder will realize a tax gain or loss that will be of a long- or short-term capital or ordinary income nature depending on the length of time the units have been held and other factors. (See "Tax Status".) A Unitholder's tax basis in the Units acquired pursuant to the Exchange Privilege or Conversion Offer will be equal to the purchase price of such Units. Investors should consult their own tax advisors as to the tax consequences to them of exchanging or redeeming units and participating in the Exchange Privilege or Conversion Offer.

                                  OTHER MATTERS

      LEGAL OPINIONS. The legality of the Units offered hereby and certain matters relating to federal tax law have been passed upon by Battle Fowler LLP, 75 East 55th Street, New York, New York 10022 as counsel for the Sponsor. Carter, Ledyard & Milburn, Two Wall Street, New York, New York 10005 have acted as counsel for the Trustee.


                                      B-25
625311.2

      INDEPENDENT ACCOUNTANTS. The Statement of Financial Condition, including the Portfolio, is included herein in reliance upon the report of Price Waterhouse LLP, independent accountants, and upon the authority of said firm as experts in accounting and auditing.

      PERFORMANCE INFORMATION. Total returns, average annualized returns or cumulative returns for various periods of the REITs and this Trust may be included from time to time in advertisements, sales literature and reports to current or prospective investors. Total return shows changes in Unit price during the period plus reinvestment of dividends and capital gains, divided by the maximum public offering price as of the date of calculation. Average annualized returns show the average return for stated periods of longer than a year. Sales material may also include an illustration of the cumulative results of like annual investments in the REITs during an accumulation period and like annual withdrawals during a distribution period. Figures for actual portfolios will reflect all applicable expenses and, unless otherwise stated, the maximum sales charge. No provision is made for any income taxes payable. Similar figures may be given for this Trust. Trust performance may be compared to performance on a total return basis of the Dow Jones Industrial Average, the S&P 500 Composite Price Stock Index, or performance data from Lipper Analytical Services, Inc. and Morningstar Publications, Inc. or from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of a Trust's relative performance for any future period.

                                      B-26
625311.2

                      [This page intentionally left blank]

                                      B-27
625311.2



      No person is authorized to give any information or to        ----------------------------------------------------
make any representations not contained in Parts A and B of this                  EQUITY SECURITIES TRUST
Prospectus; and any information or representation not contained                      SIGNATURE SERIES
herein must not be relied upon as having been authorized by the    ----------------------------------------------------
Trust, the Trustee or the Sponsor.  The Trust is registered as                        AEW REIT TRUST
a unit investment trust under the Investment Company Act of        ----------------------------------------------------
1940.  Such registration does not imply that the Trust or any of
its Units have been guaranteed, sponsored, recommended or                        EQUITY SECURITIES TRUST
approved by the United States or any state or any agency or                          SIGNATURE SERIES
officer thereof.                                                                      AEW REIT TRUST
                      ------------------
                                                                                (A UNIT INVESTMENT TRUST)
      This Prospectus does not constitute an offer to sell, or a
solicitation of an offer to buy, securities in any state to any                         PROSPECTUS
person to whom it is not lawful to make such offer in such
state.                                                                        DATED: _____________ __, 1998

                       Table of Contents
                                                                                         SPONSOR:
Title                                                     Page
                                                                              REICH & TANG DISTRIBUTORS L.P.
   PART A                                                                            600 Fifth Avenue
Summary of Essential Information...........................A-2                   New York, New York 10020
Statement of Financial Condition...........................A-8                         212-830-5400
Portfolio..................................................A-9
Report of Independent Accountants.........................A-10
                                                                                  PORTFOLIO CONSULTANT:
   PART B
The Trust.................................................B-1                     AEW CAPITAL MANAGEMENT
Risk Considerations.......................................B-4                      225 Franklin Street
Public Offering...........................................B-8                  Boston, Massachusetts 02110
Rights of Unitholders....................................B-11
Tax Status...............................................B-12
Liquidity................................................B-15                            TRUSTEE:
Trust Administration.....................................B-17
Trust Expenses and Charges...............................B-23                    THE CHASE MANHATTAN BANK
Reinvestment Plan........................................B-24                        4 New York Plaza
Exchange Privilege and Conversion Offer..................B-24                    New York, New York 10004
Other Matters............................................B-26

      Parts A and B of this Prospectus do not contain all of the information set forth in the registration statement and exhibits relating thereto, filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933, and the Investment Company Act of 1940, and to which reference is made.


625311.2

          PART II -- ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM A -- BONDING ARRANGEMENTS

     The employees of Reich & Tang Distributors, Inc. are covered under Brokers' Blanket Policy, Standard Form 14, in the amount of $11,000,000 (plus $196,000,000 excess coverage under Brokers' Blanket Policies, Standard Form 14 and Form B Consolidated). This policy has an aggregate annual coverage of $15 million.

ITEM B -- CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement on Form S-6 comprises the following papers and documents:

         The facing sheet on Form S-6.
         The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement of Equity Securities Trust, Series 12, 1997 Triple Strategy Trust II).
         The Prospectus consisting of           pages.
         Undertakings.
         Signatures.
         Written consents of the following persons:
                  Battle Fowler LLP (included in Exhibit 3.1)
                  Price Waterhouse LLP

The following exhibits:
 *99.1.1     -- Reference Trust Agreement including certain amendments to the
                Trust Indenture and Agreement referred to under Exhibit 99.1.1.1 below.

99.1.1.1     -- Form of Trust Indenture and Agreement (filed as Exhibit 99.1.1.1 to Amendment No. 1 to Form S-6 Registration Statement No. 33-62627 of Equity Securities Trust, Series 6, Signature Series, Gabelli Entertainment and Media Trust on November 16, 1995 and incorporate herein by reference).

99.1.3.5    --  Certificate of Incorporation of Reich & Tang Distributors, Inc.
                (filed as Exhibit 99.1.3.5 to Form S-6 Registration Statement No. 333-44301 on January 15, 1998 and incorporated herein by reference).

99.1.3.6     -- By-Laws of Reich & Tang Distributors, Inc.(filed as Exhibit
                99.1.3.6 to Form S-6 Registration Statement No. 333-44301 on January 15, 1998 and incorporated herein by reference).

  99.1.4     -- Form of Agreement Among Underwriters (filed as Exhibit 99.1.4 to
                Amendment No. 1 to Form S-6 Registration Statement No. 33-62627 of Equity Securities Trust, Series 6, Signature Series, Gabelli Entertainment and Media Trust on November 16, 1995 and incorporated herein by reference).

  99.2.1     -- Form of Certificate (filed as Exhibit 99.2.1 to Amendment No. 1 to Form S-6 Registration Statement No. 33- 62627 of Equity Securities Trust, Series 6, Signature Series, Gabelli Entertainment and Media Trust on November 16, 1995 and incorporated herein by reference).

 *99.3.1     -- Opinion of Battle Fowler LLP as to the legality of the
                securities being registered, including their consent to the filing thereof and to the use of their name under the headings "Tax Status" and "Legal Opinions" in the Prospectus, and to the filing of their opinion regarding tax status of the Trust.

  99.6.0     -- Power of Attorney of Reich & Tang Distributors, Inc., the
                Depositor, by its officers and a majority of its Directors (filed as Exhibit 99.6.0 to Form S-6 Registration Statement No. 333-44301 on January 15, 1998 and incorporated herein by reference). *99.27 - Financial Data Schedule (for EDGAR filing only). --------

*  To be filed by amendment

                                      II-1
690733.1

                           UNDERTAKING TO FILE REPORTS

         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Equity Securities Trust, Signature Series, AEW REIT Trust has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 4th day of March, 1998.

                                  EQUITY SECURITIES TRUST,
                                  SIGNATURE SERIES,
                                  AEW REIT TRUST
                                  (Registrant)

                                  REICH & TANG DISTRIBUTORS, INC.
                                  (Depositor)

                                  By /s/ PETER J. DEMARCO
                                  Peter J. DeMarco
                                  Executive Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons, who constitute the principal officers and a majority of the directors of Reich & Tang Distributors, Inc., the Depositor, in the capacities and on the dates indicated.

                     Name                                        Title                Date
RICHARD E. SMITH, III                          President and Director
PETER S. VOSS                                  Director
G. NEAL RYLAND                                 Director
STEVEN W. DUFF                                 Director
ROBERT F. HOERLE                               Managing Director                      March 4, 1998
PETER J. DEMARCO                               Executive Vice President
RICHARD I. WEINER                              Vice President
BERNADETTE N. FINN                             Vice President
LORRAINE C. HYSLER                             Secretary
RICHARD DE SANCTIS                             Treasurer
EDWARD N. WADSWORTH                            Executive Officer

                                                                                         By /s/ PETER J. DEMARCO
                                                                                                  Peter J. DeMarco
                                                                                                  as Executive Vice President
                                                                                                  and Attorney-In-Fact*

-----------------------------------
     * Executed copies of Powers of Attorney were filed as Exhibit 99.6.0 to Form S-6 Registration Statement No. 333-44301 on January 15, 1998.

                                                          II-2
690733.1

                       CONSENT OF INDEPENDENT ACCOUNTANTS

     We hereby consent to the use in the Prospectus constituting part of this registration statement on Form S-6 (the "Registration Statement") of our report dated , 1998, relating to the Statement of Financial Condition, including the Portfolio, of Equity Securities Trust, Signature Series, AEW REIT Trust which appears in such Prospectus. We also consent to the reference to us under the heading "Independent Accountants" in such Prospectus.


PRICE WATERHOUSE LLP
160 Federal Street
Boston, MA  02110
                  , 1998


                                      II-3
690733.1

                         CONSENT OF PORTFOLIO CONSULTANT


The Sponsor, Trustee and Certificateholders
     Equity Securities Trust, Signature Series,
     AEW REIT Trust

     We hereby consent to the use of the name "AEW" included herein and to the reference to our Firm in the Prospectus.



                                             AEW CAPITAL MANAGEMENT, L.P.


Boston, Massachusetts
               , 1998

                                      II-4
690733.1